Filed pursuant to Rule 253(g)(2)

                   File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

OFFERING CIRCULAR

Cannabinoid Biosciences, Inc.

(the “Company”)

Offering Circular dated April 9, 2019

The Company is hereby providing the information required by Part I of Form S-11 (17 9 CFR 239.18 and is following the requirements for a smaller reporting company as it meets the definition of that term in Rule 405 (17 CFR 230.405).

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (the “Commission.”) Information contained in this Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.

Maximum Offering Amount: $50,000,000

This is our initial public offering (the “Offering”) of securities of Cannabinoid Biosciences, Inc., a California biopharmaceutical research and development corporation (the “Company”). We are offering a maximum of Five Million (5,000,000) shares (the “Maximum Offering”) of our common stock, par value $0.0001 (the “Common Stock”) at an offering price of Ten Dollars ($10.00) per share (the “Shares”) on a “best efforts” basis. This Offering will terminate on the earlier of (i) July 31, 2020, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold (in either case, the “Termination Date”). There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, development expenses, offering expenses and other uses as more specifically set forth in this offering circular (“Offering Circular”). We expect to commence the sale of the Shares as of the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the United States Securities and Exchange Commission (the “SEC”).

	Price to Public	Commissions[1]	Proceeds to Company[2]
Per Share	$ 10.00	$ 1.00	$ 9.00
Maximum Offering	$ 50,000,000	$ 5,000,000	$ 45,000,000

1 Includes up to a maximum of ten percent (10%) of the gross proceeds of this Offering for sales commissions, provided that at this time the Company has not determined if it will require these services or such selected service providers. The Company reserves the right to engage one or more FINRA-member broker-dealers or placement agents in its discretion.

2 Does not include expenses of the Offering, including but not limited to, fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, accounting, audit and legal services, FINRA filing fees, fees for EDGAR document conversion and filing, and website posting fees, estimated to be as much as $2,000,000.

No public market currently exists for shares of our Common Stock. The Company’s senior management will manage this offering.   The Company has set a minimum investment requirement of $100. Subscribers may start funding their investment account with as little as $50, but their shares will not be issued until their individual account has a minimum balance of $100. At any time prior to reaching the minimum of $100, a Subscriber may ask for a return of funds. Purchasers of shares of our Common Stock qualified hereunder may be unable to sell their securities, because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

The Company is considered an “emerging growth company” under Section 101(a) of the Jumpstart Our Business Startups Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal year.

Some of our Risk Factors include:

•	We are an emerging growth company with a limited operating history.
•	Subscribers will have limited control in our company with limited voting rights.
•	We may require additional financing, such as bank loans, outside of this offering in order for our operations to be successful.
•	We have conducted limited revenue-generating activities and as such have not generated any revenue since inception.
•	Our offering price is arbitrary and does not reflect the book value of shares of our Common stock.
•	Investments in finance, lending and services related business or assets are speculative and we will be highly dependent on the performance of the lending and finance market.
•	The Company does not currently own any assets.

See the section entitled “RISK FACTORS” beginning on page 14 for a more comprehensive discussion of risks to consider before purchasing shares of our Common Stock.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE SECURITIES UNDERLYING THIS OFFERING STATEMENT MAY NOT BE SOLD UNTIL QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL, NOR SOLICITING AN OFFER TO BUY, ANY SHARES OF OUR COMMON STOCK IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED.

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES IN THIS OFFERING.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WHICH WE REFER TO AS THE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO (2) BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

The date of this Offering Circular is _________, 2019.

ITEM 2.  TABLE OF CONTENTS

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to “Cannabinoid Biosciences” “we,” the “Company,” “our,” and “us” refer to the activities of and the assets and liabilities of the business and operations of Cannabinoid Biosciences, Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•

Our ability to effectively execute our business plan, business model, products and service offerings, and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

•	Our ability to manage our research, development, expansion, growth and operating expenses;

•	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

•

Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving industry covering cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions;

•	Our ability to respond and adapt to changes in laws, technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

The Company was formed on May 6, 2014 under the name “CANNABINOID BIOSCIENCES, INC” a “C” corporation formed under the laws of the State of California.

We are not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore this Offering Circular need not comply with the requirements of Rule 419.

We are not a blank check company and do not consider ourselves to be a blank check company as we:

•	Have a specific business plan. We have provided a detailed plan for the next twelve (12) months throughout our Prospectus.

•	Have no intention of entering into a reverse merger with any entity in an unrelated industry in the future.

Rule 419 defines a “blank check company” as a company that:

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

CBDZ is not a blank check company because CBDZ fall outside three of the four tests attributable to the first Rule 419 requirement that a blank check company is (a) development stage company (b) that has no specific business plan or purpose or (c) has indicated that its business plan is to engage in a merger or acquisition, (d) with an unidentified company or companies, or other entity or person.  CBDZ fall outside of test (b), (c) and (d) as shown below:

(a) A development stage company.  CBDZ is a development stage company.

(b)   That has no specific business plan or purpose.  CBDZ has a specific business plan to engage in (1) research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2)  building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online businesses; (3) providing financial products in form of loans to legal-cannabis businesses in California; and (4) providing top-level accounting, tax and fiscal planning services to the legal-cannabis businesses in California.  CBDZ also has a 12-months plan of operation that specifically outlined planned activities, timeline, and cost associated with those activities.  As opposed to CBDZ’s specified business plan, a “blank check company has no hard assets, nor even a specific business plan at the time of its offering, other than perhaps a certain industry or geographical region in which it plans to make its acquisitions.” Karen Richadson & peter Lttman, WALL ST. J., Feb. 1, 2007, at Cl.

Furthermore, the specificity of a business plan would cause a development stage company to fall outside the Rule 419 definition of blank check company.  For example, SEC Rule 419 regards “blind pools” as having enough specificity in their business plans to fall outside the rule’s requirements.   See. STUART R. COHN, 2 S.E.C. COUNSELING FOR SMALL & EMERGING COMPANIES § 19:19 (2006). The SPAC too falls outside these requirements, but for different reasons. See infra Section IV.  The SEC’s own example of business plan specificity showed “a real estate limited partnership formed to invest in apartment buildings that have not yet been selected.” See. Blank Check Offerings, Securities Act Release No. 33-6932, 51 SEC Docket 284 (Apr. 13, 1992).  This element is not met the specificity of CBDZ’s business plan, which include details of negotiations with the sellers, details of employees, purchase prices, and other arrangements with sellers,  is sufficient to cause CBDZ to fall outside the requirement of SEC Rule 419 definition of a blank check company.

(c) Or has indicated that its business plan is to engage in a merger or acquisition.  Although engaging in merger or acquisition is part of CBDZ business plan, M&A is just a part of our business plan. E.g., 1/50 of the offering proceed would be dedicated to M&A. CBDZ plans to devote $1 million of the anticipated $50 million to acquire 4 identified businesses.   CBDZ business plan does not depend on M&A, but includes M&A because the use of M&A is also a prudent business practice.  Mergers and acquisition is just one of the components of our business plan.  For example, CBDZ is already in discussion with certain prospective clients whose securities are trading on the CSE to  providing:   (1) top-level financial reporting for Canadian Securities Exchanges (CSE), and investor consumption; (2) GAAP to IFRS conversion of audited financial statements for Canadian exchanges listing compliances, and (3)  workpapers, COGS analytics, technical accounting memos, Footnotes draft, and all other necessary documentation needed to complete their CSE filing requirements.  Furthermore, CBDZ has finished its review of eight entities to which it would provide financing for the acquisition of agricultural property in Northern California in exchange for promissory notes.  Thus, mergers and acquisitions is just an incidental and not the primary piece of our business plan.  Our business plan is already being implemented with or without the acquisition of the 4 identified businesses.

(d) Merger with an unidentified company or companies, or other entity or person. CBDZ business plan include, in part, the acquisition of 4 identified businesses.  The name and details of these businesses have known and established identifies.  We did not include the names in our offering circular because of the Non-disclosure agreement we have with the sellers. According to the SEC, “a type of blank check company is a “special purpose acquisition company,” or SPAC for short. A SPAC is created specifically to pool funds in order to finance a merger or acquisition opportunity within a set timeframe. The opportunity usually has yet to be identified.” See. https://www.investor.gov/additional-resources/general-resources/glossary/blank-check-company.  Thus, because we have identified the 4 opportunities, including outlining details of our negotiations with the sellers, terms and costs of the transaction, these are not unidentified opportunities according to the SEC definitions shown above. The current owners of the businesses have agreed to sell the businesses for: (1) accounting and bookkeeping services provider with six employees = $275,000; (2) accounting and bookkeeping services provider with eight employees = $320, 000; (3) small business lenders with four employees = $225,000; and (4) small business lenders with three employees = $180,000 respectively, for a total of $1 million.  The acquisition candidates fully identified to CBDZ and we shared some information about them as follows:

(1) ACCI Bookkeeping & Tax Services is located at 309 Market Ct Soco Walk, Business Plaza, Fullerton, CA 92832.  This is a California based provider of accounting and bookkeeping services. With six experienced employees and owner who is willing to continue with the company if CBDZ offer an employment agreement. The owner would sell this business to CBDZ for $275,000 if CBDZ is able to come up with the amount before another serious buyer comes into the picture.

(2) Beach Cities Tax & Accounting is located at 721 S Pacific Coast Hwy Ste C, Redondo Beach, CA 90277. This is a California based provider of accounting and bookkeeping services.  With eight experienced employees who conduct month-end closes for small businesses and prepare LLC, Partnerships, and C/S-Corporation tax returns. The owner would move on to other business interest and would not stick with CBDZ after the sale.  The owner would sell this business to CBDZ for $320,000 if CBDZ is able to come up with the amount before the end of June 2019.

(3) Spectrum Commercial Lending is located at 3195 Red Hill Ave, Costa Mesa, CA 92626.  This is a California based commercial loans broker.  With four staff including a loan processor, office manager, loan underwriter and receptionist, this small business lending outfit fits well into CBDZ business model because of their experience in small business lending, equipment loans, and commercial real estate underwriting.  The owner promised a six months transition in which he would continue with the company after the sales.  The owner would sell this business to CBDZ for $225,000 if CBDZ is able to come up with the amount before the end of July 2019.

(4)  E Q Finance is located at 605 W Olympic Blvd # 900, Los Angeles, CA 90015.  This is a California based business-lending processor, with three staff loan underwriters.   The owner is willing to continue with the company if CBDZ offer an employment agreement.  The owner would sell this business to CBDZ for $180,000 if CBDZ is able to come up with the amount before the end of May 2019.

Our mailing address is Cannabinoid Biosciences, Inc., 3699 Wilshire Blvd., Suite 610, Los Angeles, California 90210 and our telephone number is (323) 868-6762. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Our Business

Cannabinoid Biosciences, Inc. (“CBDZ”) is a biopharmaceutical company, which intends to engage in the discovery, development and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. The Company intends to operate through Research and Development, and Pipeline Acquisition. The Company intends to commercialize its products through collaborations with pharmaceutical companies for the specific treatments of diseases and medical conditions.

As a cannabinoid-focused biopharmaceutical company, our nascent operation is slowly taking shape because of the strict regulatory environment for our research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions.  While we are slowly navigating the strict regulatory environment, we intend to tweak our business strategy to include: (1) building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses; and (2) building relationships with other businesses operating in the legal-cannabis industry in California.  These relationships will be critical for our success as steadily develop our cannabinoid research and development operations, navigating the strict regulatory environment.

Thus, we intend to: (1) conduct research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2) build and manage a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses; (3) start providing financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-cannabis businesses; and (4) start providing professional bookkeeping, top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to cannabis businesses and investors in California and other states that has legalized cannabis.  The company is already in discussion with certain prospective clients on providing the following professional services:

•         Help cannabis business owners and investors with top-level financial reporting for SEC and Canadian Securities Exchanges (CSE), and investor consumption.

•         Accounting consolidation of dispensaries and cultivations and shepherd the consolidated holding company through GAAP and IFRS audit and get them listed on the US and Canadian exchanges.

•         Prepare complete audit packages, which includes workpapers, COGS analytics, technical accounting memos, Footnotes draft, and all other necessary documentation and technical accounting memos.

•         Help dispensaries and cultivation owners to set up standardized (best practice) accounting and financial reporting systems.

•         Help with ongoing consulting project such as managing the filing of Form 10-K , 10-Q and the associated audit, or just assisting on a technical accounting question such as providing a journal entry for a specific transaction.

This strategy entails helping to develop a professional policies and procedures manuals for the legal cannabis businesses, and to provide financing products and accounting support services to the legal cannabis industry in the U.S. We intend to build an array of accounting solutions for dispensaries, production facilities, as well as providing back-office functions to legal-cannabis business.

Towards this intermediate objective, Cannabinoid Biosciences intends to provide to the legal-cannabis business, accounting support solutions and other key business services including:

•         Funding and Financing Solutions

•         Compliance Consulting Solutions

•         Dispensary and Retail Accounting Solutions

•         Multichannel Supply Chain Solutions

•         Biopharmaceutical Research and Development Solutions

Our experienced management team has a combined sixteen years of successful experience in servicing the legal cannabis industry in California. Cannabinoid Biosciences intends to deploy throughout California and bring an array of services to each new state that legalizes the use of cannabis according to appropriate state and federal laws.

At this time, Cannabinoid Biosciences does not grow, process, own, handle, transport, or sell marijuana, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws. However, as the legal environment changes in California and other states, the Company’s management may explore business opportunities that may involve ownership interests in dispensaries and growing/cultivation operations if and when such business opportunities become legally permissible under applicable state and federal laws.

Business Plan

Going forward, we intend to engage in the discovery, development, and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. Our progress in this plan would be dictated by the regulatory environment prevalent in the United States of America with regard to biopharmaceutical research involving cannabis.  While we steadily develop our cannabinoid research and development operations, navigating the strict regulatory environment, we also intend to pursue an intermediate business plan to build and manage a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses, and also to start providing financial products in form of loans to legal-cannabis business in California. In addition, we also intend to acquire and operate four established businesses that fit into our business models including two professional bookkeeping and accounting services providers; and two small business lending operator specializing in assets-backed loans and micro-loans across California.

Presently, we have identified four acquisition candidates (two accounting and bookkeeping services providers and two small business loan brokers) that met our given investment/acquisition. We intend to acquire the four businesses as soon as we have raised $1 million from this offering.  The current owners of the businesses have agreed to sell the businesses for: (1) accounting and bookkeeping services provider with six employees = $275,000; (2) accounting and bookkeeping services provider with eight employees = $320, 000; (3) small business lenders with four employees = $225,000; and (4) small business lenders with three employees = $180,000 respectively, for a total of $1 million.

We have conducted limited due diligence on the four businesses, including a review of their business operations and financial statements and records.  We could acquire them simultaneously or one-at-a-time basis.  We believe that once consummated, these acquisitions would accelerate CBDZ’s financial solutions and accounting support to the legal cannabis industry.

There can be no assurance that we will be able to raise the capital necessary to acquire, own or hold these investments/businesses:

•         we intend to finance the acquisitions of identified four (two professional service providers and two small business lenders) businesses with the proceeds from this offering;

•         we have limited additional sources or commitments to finance these four acquisitions;

•         there is no guarantee that we will be able to obtain sufficient financing to acquire these businesses;

•         we have not entered into a firm written agreements to acquire these four businesses because their owners is requiring a proof of fund prior to entering binding agreement;

•         even if we are able to raise capital through this offering, we may not be able to acquire the four businesses  if the sellers change their mind about selling to us since we have no contract with the seller requiring them to sell the businesses to us; and

•         there is no guarantee that the sellers would still be willing to sell to us.

Because we have not entered into a firm agreements or contracts to acquire these four businesses and in light of the fact that we currently has limited sources of financing and no commitments for financing that would enable us to acquire the four businesses, there is no assurance that we would be able to acquire the businesses or that the sellers would wait for us to raise the necessary capital for the acquisition.   While we are trying to raise capital through this offering, the sellers may decide to sell the four businesses to other buyers or change their mind about selling the businesses.

Our operations are being conducted on the four platforms comprising of: (1) research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2)  building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses; (3) providing financial products in form of loans to legal-cannabis businesses in California; and (4) providing top-level accounting, tax and fiscal planning services to the legal-cannabis businesses in California, which entails back-office functions and helping them to develop a more professional ecosystem creating a better work environment for their employees and others.

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled “Risk Factors.” These risks include, among others:

•

We have no operating history by which potential investors may measure our chances of achieving success in our contemplated business model. In addition, our executive offices have a lack of experience in managing companies similar to the Company. We were recently organized and have no history of operations. We therefore should be considered a “Development Stage Company,” and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management’s ability to manage our business and operations and achieve our goals or the likely performance of the Company.

•

Our management team has not previously developed or managed similar cannabis-service companies. Our management team’s limited prior managerial experience within a highly regulated legal-cannabis industry, such as providing financing for legal-cannabis businesses, subjects our Company to certain qualitative risks and uncertainties.

•	We do not have any products or services for commercial sale and may fail to generate any revenues from product or service sales in the foreseeable future, if ever.

•

We anticipate, pursuant to our business plan, that we will generate substantially all of our revenue from providing services to the legal-cannabis businesses. Any deterioration in our relationship with the industry could harm our business and adversely affect the value of our stock. It is intended that we will be subject to adverse effect of any adverse policy of the federal government towards the operators of legal-cannabis businesses in California.

•

In pursuing our business plan, we may commercially fail to develop, continue, enhance or improve the development, performance, functionality and reliability of our business model, as set forth in the Company’s business plan.

•

Due to the rapidly evolving nature of the legal-cannabis industry, our business plan remains flexible and subject to change. We may elect to enter into other areas of the legal-cannabis industry, aside from the provision of business services to the legal-cannabis businesses, and in doing so, we could end up competing directly and indirectly with the leading legal-cannabis businesses. As a result, the risks applicable to our business plan remain subject to change to correspond with changes in our business plan and strategy as well as future services and business lines we may elect to pursue in management’s discretion.

•	No active market for our common stock exists or may develop, and you may not be able to resell your common stock at or above the initial public offering price.

REGULATION A+

We are offering our Common Stock pursuant to recently adopted rules by the Securities and Exchange Commission mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer of up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the Securities and Exchange Commission after the qualification of the offering statement of which this Offering Circular forms a part.

THE OFFERING

Issuer:	Cannabinoid Biosciences, Inc.

Shares Offered:	A maximum of Five Million (5,000,000) shares of our Common Stock (the “Maximum Offering”), at an offering price of Ten Dollars ($10.00) per share (the “Shares”).

Number of shares of Common Stock Outstanding before the Offering:	Nineteen Million Seven Hundred Thousand (19,700,000) shares of Common Stock.

Number of shares of Common Stock to be Outstanding after the Offering (1):	Twenty Four Million (24,700,000) shares of Common Stock if the Maximum Offering is sold.

Price per Share:	Ten Dollars ($10.00).

Maximum Offering:

Five Million (5,000,000) shares of our Common Stock (the “Maximum Offering”), at an offering price of Ten Dollars ($10.00) per share (the “Shares”), for total gross proceeds of Fifty Million Dollars ($50,000,000).

Use of Proceeds:

If we sell all of the Shares being offered, our net proceeds (after our estimated commissions, if any, but excluding our estimated Offering expenses) will be approximately Forty-Five Million Dollars ($45,000,000). We will use these net proceeds the execution of our business plan, expenses associated with the marketing and advertising of the Offering, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds” section of this Offering Circular.

Risk Factors:	Investing in our Common Stock involves a high degree of risk. See “Risk Factors.”

Important Information – No Required Minimum Amount of Shares Must be Sold

There is no required minimum amount of Shares that must be sold in this offering.  As a result, potential investors will not know how many Shares will ultimately be sold and the amount of proceeds we will receive from this offering.  If we sell only a few Shares, potential investors may end up holding shares in a company that:

	has not received enough proceeds from the offering to start/sustain private equity operations; and

	has none, limited, volatile, and sporadic trading market for its common stock.

This should be considered a substantial risk of investment, taken together with the “Risk Factors” section presented in this prospectus starting on page 14.

Cannabinoid Biosciences Inc. Has No Bad Actor Event to Disclose.

Rule 262(d) Disclosure of prior “bad actor” events, requires an issuer to include in the offering circular a description of any matters that would have triggered disqualification under paragraphs (a)(3) and (5) of the section but occurred before June 19, 2015.  CBDZ has used diligence to evaluate all the activities of its officers and board members and found no reportable activity that would constitute a bad actor event.  CBDZ exercised reasonable care in making factual inquiry into whether any disqualifications exist, but found none.  Thus, CBDZ has no bad actor event to disclose.

Serving Customers Whose Business Activities Are Illegal Under Federal Law and Cannabinoid Based Medical Research and Development.

At this time, Cannabinoid Biosciences does not grow, process, own, handle, transport, or sell marijuana, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws. However, as the legal environment changes in California and other states, the Company’s management may explore business opportunities that may involve ownership interests in dispensaries and growing/cultivation operations if and when such business opportunities become legally permissible under applicable states and federal laws.

Under United States federal law, the possession, use, cultivation, and transfer of cannabis is illegal.  Cannabinoid Biosciences, Inc. is a biopharmaceutical company, which intends to engage in the discovery, development and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments.  In addition, our intermediate business plan calls for us to build relationships in the industry by providing assets-backed loans and top-level financial reporting and accounting related services to customers that are engaged in cannabis businesses.

In providing assets-backed loans and top-level financial reporting and accounting related services to customers that are engaged in legal-cannabis businesses in California, CBDZ is required to follow certain regulatory guidelines under the FinCEN.

FinCEN

FinCEN provided guidance regarding how financial institutions can provide services to cannabis-related businesses consistent with their BSA obligations. For purposes of the FinCEN guidelines, a “financial institution” includes any person doing business in one or more of the following capacities:

· bank (except bank credit card systems);

· broker or dealer in securities;

· money services business;

· telegraph company;

· card club; and

· a person subject to supervision by any state or federal bank supervisory authority.

In general, the decision to open, close, or refuse any particular account or relationship should be made by each financial institution based on a number of factors specific to that institution. These factors may include its particular business objectives, an evaluation of the risks associated with offering a particular product or service, and its capacity to manage those risks effectively. Thorough customer due diligence is a critical aspect of making this assessment.

On the research and development of cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments, CBDZ is required to follow strict requirements outlined by both FDA and DEA.  These requirements are discussed in more details in the risk sections.  In addition, the recent pronouncements and conducts of the U.S. Food and Drug Administration (FDA), showed that federal authorities are not opposed to such research and development.  In a June news release, the FDA “approved Epidiolex (cannabidiol) [CBD] oral solution for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older.” See.    https://www.fda.gov/newsevents/newsroom/pressannouncements/ucm611046.htm. In announcing the approval, the FDA stated “this approval serves as a reminder that advancing sound development programs that properly evaluate active ingredients contained in marijuana can lead to important medical therapies. And, the FDA is committed to this kind of careful scientific research and drug development.” Id.  In addition, the FDA Commissioner making the announcement stated that “Controlled clinical trials testing the safety and efficacy of a drug, along with careful review through the FDA’s drug approval process, is the most appropriate way to bring marijuana-derived treatments to patients. Because of the adequate and well-controlled clinical studies that supported this approval, prescribers can have confidence in the drug’s uniform strength and consistent delivery that support appropriate dosing needed for treating patients with these complex and serious epilepsy syndromes. We’ll continue to support rigorous scientific research on the potential medical uses of marijuana-derived products and work with product developers who are interested in bringing patients safe and effective, high quality products.” Id.

Furthermore, the regulatory environment seems to be gradually shifting toward more favorably biopharmaceutical cannabinoid based research at both federal and state level.  For example, the H.R. 2, the Agriculture Improvement Act of 2018, also known as the 2018 Farm Bill, H.R. 2 includes a provisions that lift the ban on hemp, authorize hemp production and research and amend the Controlled Substances Act. See. https://rules.house.gov/bill/115/hr-2.    The reconciled version of the Farm Bill allows for the federal regulation of hemp-derived cannabidiol (CBD) extracts that would end the legal ambiguity of hemp CBD. See. https://fas.org/sgp/crs/misc/R45275.pdf.  Furthermore, H.R. 2 authorizes hemp as a supplemental and alternative crop, allowing federal agencies to assess the economic viability of its production and sale. And once signed into law, H.R. 2 would exempt commercial hemp from the Schedule I classification, so long as products meet the requirement that the hemp products contain no more than 0.3 percent of delta-9-tetrahydrocannabinol (THC) by dry weight. H.R. 2, which was signed into law by President Trump on 12/20/2018, effectively lifted the prohibition on cannabinoids that can be sourced from hemp, like CBDV, CBN, CBG. See.  https://www.consumerreports.org/marijuana/will-new-farm-bill-make-cbd-legal-everywhere/; See also. https://www.whitehouse.gov/briefings-statements/remarks-president-trump-signing-h-r-2-agriculture-improvement-act-2018/

Notwithstanding the signing into law of the H.R. 2, there are still restrictions to hemp derived cannabinoid products.  For example, H.R.2 also include a requirement that the hemp products contain no more than 0.3 percent of delta-9-tetrahydrocannabinol (THC) by dry weight in order to excluded from Schedule 1 of the Controlled Substances Act (“CSA”).

While the H.R.2 excluded Hemp-based cannabinoid from Schedule 1 of the CSA, cannabis-based cannabinoid and all other cannabis-based products are not excluded from Schedule 1 of the CSA.  They are still illegal under federal laws.

Moreover, the use of cannabis-derived products in clinical research and development is still very restricted.  For example, despite the one-time FDA approval of CBD-based Epidiolex mentioned above, the federal government has not legalized cannabis and continues to enforce restrictive policies and regulations on research into the health harms or benefits of cannabis-derived products. See.  https://www.ncbi.nlm.nih.gov/books/NBK425757/

“Investigators seeking to conduct research on cannabis or cannabinoids must navigate a series of review processes that may involve the National Institute on Drug Abuse (NIDA), the U.S. Food and Drug Administration (FDA), the U.S. Drug Enforcement Administration (DEA), institutional review boards, offices or departments in state government, state boards of medical examiners, the researcher's home institution, and potential funders.” Id.

Furthermore, to safeguard against the acquisition of cannabis or cannabinoids for non-research purposes, investigators must also apply for a DEA registration and site licensure before conducting studies involving cannabis or any of its cannabinoid constituents, irrespective of their pharmacologic activity. The investigator must submit the IND and LOA to the FDA and the DEA for review (FDA, 2015).

EXEMPTIONS UNDER JUMPSTART OUR BUSINESS STARTUPS ACT

We are an emerging growth company. An emerging growth company is one that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. We would lose our emerging growth status if we were to exceed $1,000,000,000 in gross revenues. We are not sure this will ever take place.

Because we are an emerging growth company, we have the exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), we are now exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer. We are also not required to receive a separate resolution regarding either executive compensation or for any golden parachutes for our executives so long as we continue to operate as an emerging growth company.

We hereby elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

We will lose our status as an emerging growth company in the following circumstances:

•	The end of the fiscal year in which our annual revenues exceed $1 billion.
•	The end of the fiscal year in which the fifth anniversary of our IPO occurred.
•	The date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt.
•	The date on which we qualify as a large accelerated filer.

ITEM 3.      SUMMARY OF RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. The risks and uncertainties described below are not the only ones that impact our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations. If any of the following risks, uncertainties, and other factors actually occurs, it could materially and adversely affect us and our business, financial condition, results of operations, cash flows, or prospects could suffer. In that case, the value or trading price of our shares of common stock could decline and you may lose all or part of your investment. See “Cautionary Note Regarding Forward Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to Our Company

Going Concern

Our financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During period from May 6, 2014 (inception) through December 31, 2018, the Company incurred net losses of $36,945.

We have no operating history on which to judge our business prospects and management.

The Company was incorporated on May 6, 2014 and has not conducted any major operations since then. The Company was incorporated pursuant to the simultaneous filing of the Company’s certificate of incorporation, as filed and stamped by the California Secretary of State on May 6, 2014.  Accordingly, we have virtually no operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that the Company will achieve or sustain profitability. The Company’s prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, such as the contemplated Regulation A+ offering, our ability to develop and market new products, control costs, and general economic conditions. We cannot assure you that the Company will successfully address any of these risks.

We are subject to all of the risks of a development stage Company.

We should be considered a “Development Stage Company,” and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management’s ability to manage our business and operations and achieve our goals or the likely performance of the Company. Prospective investors should also consider the fact that our management team has not previously developed or managed similar companies. No assurances can be given that we will be able to achieve or sustain profitability.

Our continuing as a going concern depends upon financing.

If we are not able to raise additional capital, we will be unable to operate our business or continue as a going concern. In additional, if we do not raise sufficient capital and we continue to experience pre-operating losses, there will most likely be substantial doubt as to our ability to continue as a going concern. Because we have generated no revenue, all expenditures during our development stage have been recorded as pre-operating losses. Revenue operations have not commenced because we have not raised the necessary capital to acquire the facilities needed for our biopharmaceutical research and development operations.

Inadequacy of capital.

The expected gross offering proceeds of a maximum of $45,000,000 to $50,000,000 may never be realized. While we believe that such proceeds will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this Offering is sold, or if certain assumptions contained in the business plans prove to be incorrect, we may have inadequate funds to fully develop our business. Although we believe that the proceeds from this Offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to adequately fund our business plan.

We will require substantial additional funding which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to complete the development and commercialization of our products, or continue our development programs.

We expect to significantly increase our spending to advance our financing products and services. We will require additional capital for the further promotion of our products, as well as to fund our other operating expenses and capital expenditures. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the promotion of our products and services. We may also seek collaborators for the products at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects. Our future capital requirements will depend on many factors, including:

•	The time and costs involved in obtaining regulatory approvals for our biopharma product candidates, if any;
•	Our plans to establish sales, marketing and/or manufacturing capabilities;
•	The effect of competing financial products, technological and market developments;
•	The terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	General market conditions for offerings financing and services to legal-cannabis businesses;
•	Our ability to establish, enforce and maintain selected strategic alliances required for our product promotion; and
•	Our revenues, if any, from our financial products and services.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage of ownership of the then-existing shareholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing shareholders. Additionally, future sales of a substantial number of shares of our Common Stock, or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our Common Stock, or other equity-related securities would have on the market price of our Common Stock at any given time.

We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities and in the future, we expect to rely on the proceeds from this Offering, future debt and/or equity financings, and we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. If we do not obtain additional financing, our business will never commence, in which case you would likely lose the entirety of your investment in us.

We are at an early stage of development as a company and currently have no source of revenue and may never become profitable.

We are a development-stage technology company that has little to no operation since inception in 2014. As a recently formed development-stage company, we are subject to all of the risks and uncertainties of a new business, including the risk that we may never develop, complete development or market any of our products or services and we may never generate product or services related revenues. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. Furthermore, our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that we will operate profitably.

We rely on our management team, which has limited experience working together.

We depend on a small number of executive officers and other members of management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of our Chief Executive Officer (and controlling shareholder), Ms. Ogbozor, our Charirman, Dr. Mbagwu, our General Counsel, Mr. Uzoh, our CFO Mr. Igwealor, other key personnel.  Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Moreover, after the termination of this Offering, our CEO and controlling shareholder, Ms. Ogbozor, may elect to remove or replace certain members of our Board of Directors under certain circumstances pursuant to our Bylaws. The ability to control a shareholder vote and remove one or more of our directors, also, indirectly enables our controlling shareholder to terminate and/or replace our executive officers. As a result, Ms. Ogbozor holds significant power to control or effectuate significant changes to the composition of our Board of Directors and our management team. Our management team has worked together for only a very short period of time, and may not work well together as a management team.

We have no long-term employment agreements in place with our executive officers.

As of the date of this Offering Circular we only have unwritten short-term, interim employment arrangements with our senior executive officers that expire on December 31, 2019. We are currently negotiating compensation packages and the terms of formal employment agreements with our executive officers and we anticipate the any such employment agreement entered into with our executive officers will be on terms no less favorable to our executive officers than the terms of their respective interim arrangement. There is a risk that the Company and any one or more of our executive officers will not reach an agreement with respect to their employment agreements, in part because we expect their compensation packages will be comprised of cash compensation, equity compensation (e.g. stock options, warrants or stock grants), as well as standard benefits and other terms customary for executive officers of similar experience and tenure. Although we intend to finalize negotiations with respect to these employment agreements with each of our executive officers in the near future, if we fail to reach mutually satisfactory agreements in this regard, any one or more of such persons may terminate their association with the Company. Additionally, we are also highly dependent on certain consultants and service providers, including our development partners and our marketing and advertising service providers, some of which are affiliates of the Company and our officers and directors. The loss of any one or more of these experienced executives, consultants, service providers and/or development partners would have a material and adverse effect on our Company and our business prospects. See “Certain Relationships and Related Party Transactions” and“ Directors, Executive Officers and Corporate Governance”.

Our ability to succeed depends on our ability to grow our business and achieve profitability.

We may not be successful in executing our development and/or growth strategy, and even if we are successful in the development and commercialization of services and achieve targeted growth, we may not be able to achieve or sustain profitability. Failure to successfully execute any material part of our development strategy or growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

Raising additional capital by issuing additional securities may cause dilution to our current and future shareholders.

We will need to, or desire to, raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

•	Our degree of success in selling our financial products and related services;
•	The costs of establishing or acquiring sales, and marketing for our services;
•	The extent to which we acquire or invest in businesses, products, or technologies, and other strategic relationships; and
•	The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage of ownership of the then-existing shareholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing shareholders. Additionally, future sales of a substantial number of shares of our Common Stock, or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our Common Stock, or other equity-related securities would have on the market price of our Common Stock at any given time.

We are significantly influenced by our officers, directors and entities affiliated with them.

In the aggregate, ownership of the Company’s shares of Common Stock by management and affiliated parties, assuming the sale of the Maximum Offering, will represent approximately 55.30% of the issued and outstanding shares of Common Stock. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by shareholders, including the election of directors and the approval of mergers or other business combinations transactions. Please see “Security Ownership of Management & Certain Security Holders” below for more information.

Our future performance is dependent on the ability to retain key personnel. The Company’s performance is substantially dependent on the performance of senior management. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

Risks of borrowing.

As of the date of this Offering Circular, we have incurred certain debt obligations to Goldstein Franklin, Inc., and to vendors and service providers in the ordinary course of our business. While we don’t intend to incur any additional debt from the equity commitments provided in this Offering, should we obtain secure bank debt in the future, possible risks could arise. If we incur additional indebtedness, a portion of our future revenues will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to our rights. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, ability to generate revenue, operating results or financial condition.

Unanticipated obstacles to execution of our business plan.

Our business plan may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Our Board of Directors believes that the chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our Board of Directors reserve the right to make significant modifications to our stated strategies depending on future events.

Controlling shareholder.

As of the date of this Offering Circular, our CEO, Ms. Patience Ogbozor and affiliate organization owned approximately 55.84% of our outstanding Common Stock shares. Upon completion of this Offering, assuming all 5,000,000 shares of our Common Stock are sold in this Offering, she will own approximately 44.55% of the issued and outstanding Common Stock shares. As a result, Ms. Ogbozor will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Ms. Ogbozor will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

Risks of operations.

Our future operating results may be volatile, difficult to predict and may fluctuate significantly in the future due to a variety of factors, many of which may be outside of our control. Due to the nature of our target market, we may be unable to accurately forecast our future revenues and operating results. Furthermore, our failure to generate revenues would prevent us from achieving and maintaining profitability. There are no assurances that we can generate significant revenue or achieve profitability. We anticipate having a sizeable amount of fixed expenses, and we expect to incur losses due to the execution of our business strategy, continued development efforts and related expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are to achieve profitability. We cannot be certain that we will ever achieve sufficient revenue levels to achieve profitability.

New venture.

We were recently formed, and therefore have no financial or operating history. We do not have any operating revenue and require the net proceeds of this Offering to commence the marketing of our Financial products and services, hire and train staff, secure adequate office facilities, and commence operations. The likelihood of our success must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered in connection with the establishment of any new enterprise, many of which may be beyond our control. We are subject to all of the risks inherent in the creation of a new enterprise and the competitive environment in which we will operate. We cannot provide any assurances that we will be successful in addressing these risks or achieving our objectives.

Absence of immediate revenues.

We anticipate that we will incur substantial costs in establishing our business. We currently expect that as a result of the incurrence and payment of our initial expenses and Offering related expenses, we will have significant operating losses in year one since the costs of this Offering must be borne by us until such time, if at all, we are able to generate adequate revenues from operations.

No minimum capitalization.

We do not have a minimum capitalization and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. It is possible we may only raise a minimum amount of capital, which could leave us with insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Minimal employees or infrastructure.

We currently only have a small number of employees and are in the process of establishing our human resources procedures, policies, processes and registrations, which are not yet complete. However, we expect to hire additional employees upon receipt of the proceeds from this Offering. We also have minimal operational infrastructure and no prior operating history. We intent to rely on our management team, our advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on our business and operations and there can be no assurance that if any or all of such personnel were to become unavailable, that qualified successors can be found, on acceptable terms.

Limitation on remedies; indemnification.

Our Certificate of Incorporation, as amended from time to time, provides that officers, directors, employees and other agents and their affiliates shall only be liable to the Company and its shareholders for losses, judgments, liabilities and expenses that result from the fraud or other breach of fiduciary obligations. Additionally, we intend to enter into corporate indemnification agreements with each of our officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by the Company. Our governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

No dividends or return of profits.

We have not begun operations beyond planning company activities and the commencement of the deployment of our financial products and services; however, no such deployment is expected to be made until after the minimum investment proceeds from this Offering have been obtained. Accordingly, we have not had any profits from our limited operations to date. We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our operations. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Force Majeure.

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to commence the deployment of our financial products and services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any shareholder in the event of any such failure.

We may incur substantial operating and net losses due to substantial expenditures.

We intend to expend money on our operating expenses and capital expenditures in order to commence the deployment of our financial products and services and expand our market presence. We may incur substantial operating and net losses in the foreseeable future. There can be no assurance that we will achieve or sustain profitability or positive cash flow from our operations.

We may not be able to carry out our proposed plan of operations.

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish a noticeable presence in the legal-cannabis industry on a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners. We have limited experience in the deployment of our financial products and services and there is limited information available concerning the potential performance or market acceptance of our financial products and there can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We may not be able to manage our growth effectively.

Our growth is expected to place, a significant strain on our managerial, operational and financial resources. As the number of our clients, partners and other business partners grows, we must increasingly manage multiple relationships with various customers, strategic partners and other third parties. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results will also depend on our ability to expand sales and marketing commensurate with the growth of our business and the legal-cannabis industry. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

 Risks Relating to Biopharmaceutical Industry

We are a specialty pharmaceutical company with a limited operating history, and it is difficult for potential investors to evaluate our business.

We are a specialty pharmaceutical company founded in May 2014 and have not commenced revenue-producing operations. To date, our operations have consisted of the preliminary formulation, testing and development of our initial product candidates. Our limited operating history makes it difficult for potential investors to evaluate our initial product candidates or our prospective operations. As an early stage company, we are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays in a new business. Further, biopharmaceutical product development is a highly speculative undertaking, involves a substantial degree of risk, and is a capital-intensive business. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours.  Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we may be unable to:

●	successfully implement or execute our current business plan, or develop a business plan that is sound;

●	successfully complete clinical trials and obtain regulatory approval for the marketing of our product candidates;

●	successfully contract for the manufacture of our clinical drug products and establish a commercial drug supply;

●	secure market exclusivity or adequate intellectual property protection for our product candidates;

●	attract and retain an experienced management and advisory team; or

●	raise sufficient funds in the capital markets to effectuate our business plan, including clinical development, regulatory approval and commercialization for our product candidates.

Risks Related to Product Development, Regulatory Approval, Manufacturing and Commercialization

We depend entirely on the success of our product candidates, which have not yet demonstrated efficacy for their target or any other indications. If we are unable to generate revenues from our product candidates, our ability to create stockholder value will be limited.

We have not submitted any product candidate to FDA for approval.  Our product candidates have not yet entered the early stages of development and as of the date of this prospectus we do not generate revenues from any FDA approved drug products. We are required to submit our product candidates for clinical trials. We must submit our clinical trial protocols to FDA and receive approvals from the FDA and international regulatory authorities before we commence any clinical trials. We may not be successful in obtaining acceptance from the FDA or comparable foreign regulatory authorities to start our clinical trials. If we do not obtain such acceptance, the time in which we expect to commence clinical programs for any product candidate will be extended and such extension will increase our expenses and increase our need for additional capital. Moreover, there is no guarantee that our clinical trials, when we submit one, will be successful or that we will continue clinical development in support of an approval from the FDA or comparable foreign regulatory authorities for any indication. We note that most product candidates never reach the clinical development stage and even those that do commence clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Therefore, our business currently depends entirely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

If we are not able to obtain any required regulatory approvals for our product candidates, we will not be able to commercialize our product candidate and our ability to generate revenue will be limited.

Once we commence operations, we must successfully complete clinical trials for our product candidates before we can apply for marketing approval. Even if we complete our clinical trials, it does not assure marketing approval. Our clinical trials may be unsuccessful, which would materially harm our business. Even if our initial clinical trials are successful, we would be required to conduct additional clinical trials to establish our product candidates’ safety and efficacy, before an NDA or Biologics License Application, or BLA, or their foreign equivalents can be filed with the FDA or comparable foreign regulatory authorities for marketing approval of our product candidates.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in early phases of pre-clinical and clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We would not be permitted to market our product candidates as prescription pharmaceutical products in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from such countries. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are eventually approved for commercialization. As of the date of this prospectus, no NDA has been submitted to the FDA for any product candidate, and there can be no assurance that we would be able to submit an NDA in the future or that the NDA would be approved by the FDA. If our development efforts for our product candidates, including regulatory approval, are not successful for their planned indications, or if adequate demand for our product candidates is not generated, our business will be materially adversely affected.

Our success depends on the receipt of regulatory approval and the issuance of such regulatory approvals is uncertain and subject to a number of risks, including the following:

●	the results of toxicology studies may not support the filing of an IND for our product candidates;

●	the FDA or comparable foreign regulatory authorities or Institutional Review Boards, or IRB, may disagree with the design or implementation of our clinical trials;

●	we may not be able to provide acceptable evidence of our product candidates’ safety and efficacy;

●

the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA, European Medicines Agency, or EMA, or other regulatory agencies for marketing approval;

●	the dosing of our product candidates in a particular clinical trial may not be at an optimal level;

●	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our product candidates;

●	the data collected from clinical trials may not be sufficient to support the submission of an NDA, BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

●

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Failure to obtain regulatory approval for our product candidates for the foregoing, or any other reasons, will prevent us from commercializing our product candidates, and our ability to generate revenue will be materially impaired. We cannot guarantee that regulators will agree with our assessment of the results of the clinical trials we intend to conduct in the future or that such trials will be successful. The FDA, EMA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional clinical trials, or pre-clinical or other studies. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of our product candidates.

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have existing competitors and potential new competitors in a number of jurisdictions, many of which have or will have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have. Established competitors may invest heavily to quickly discover and develop novel compounds that could make any of our product candidates obsolete or uneconomical. In addition, mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors, potentially reducing or eliminating our commercial opportunity. Furthermore, such potential competitors may enter the market before us, and their products may be designed to circumvent our granted patents and pending patent applications. They may also challenge, narrow or invalidate our granted patents or our patent applications, and such patents and patent applications may fail to provide adequate protection for our product candidates. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, cost, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our product candidates. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

Current and future legislation may increase the difficulty and cost for us to file NDA with the FDA and to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell our product candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for our product candidates and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The policies of the FDA or similar regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, was signed into law. The 21st Century Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but it has not yet been fully implemented and its ultimate implementation is unclear. Furthermore, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Risks Relating to Our Lending Industry

Strategic Risks

If the assumptions and analyses underlying our strategy and business plan, including with respect to market conditions, capital and liquidity, business strategy, and operations are incorrect, we may be unsuccessful in executing our strategy and business plan.

A number of strategic issues affect our business, including how we allocate our capital and liquidity, our business strategy, our funding models, and the quality and efficiency of operations. We developed our strategy and business plan based upon certain assumptions, analyses, and financial forecasts, including with respect to our capital levels, funding model, credit ratings, revenue growth, earnings, interest margins, expense levels, cash flow, credit losses, liquidity and financing sources, lines of business and geographic scope, acquisitions and divestitures, equipment residual values, capital expenditures, retention of key employees, and the overall strength and stability of general economic conditions. Financial forecasts are inherently subject to many uncertainties and are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. Accordingly, our actual financial condition and results of operations may differ materially from what we have forecast and we may not be able to reach our goals and targets. If we are unable to implement our strategic initiatives effectively, we may need to refine, supplement, or modify our business plan and strategy in significant ways. If we are unable to fully implement our business plan and strategy, it may have a material adverse effect on our business, results of operations and financial condition.

We may incur losses on loans, securities and assets used to secure our loans, that are materially greater than reflected in our fair value adjustments.

When we account for acquisitions under the purchase method of accounting, we record the acquired assets and liabilities at fair value. All loans are recorded at fair value based on the present value of their expected cash flows. We estimate cash flows using internal credit, interest rate and prepayment risk models using assumptions about matters that are inherently uncertain. We may not realize the estimated cash flows or fair value of these loans. In addition, although the difference between the pre-acquisition carrying value of the credit-impaired loans and their expected cash flows - the “non-accretable difference” - is available to absorb future charge-offs, we may be required to increase our allowance for loan losses and related provision expense because of subsequent additional deterioration in these loans.

Credit and Market Risks

We could be adversely affected by the actions and commercial soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of syndications, trading, clearing, counterparty, or other relationships.  On the lending platform, we will  have exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, private equity funds, and hedge funds, and other institutional clients. Defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, could affect market liquidity and could lead to losses or defaults by us or by other institutions. Many of these transactions could expose us to credit risk in the event of default by its counterparty or client. In addition, our credit risk may be impacted if the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to CBDZ. There is no assurance that any such losses would not adversely affect us, possibly materially.

Our allowance for loan losses may prove inadequate.

The quality of our loans and leases would depend on the creditworthiness of our customers and their ability to fulfill their obligations to us. We would maintain a consolidated allowance for loan losses on our loans to provide for loan defaults and non-performance. The amount of our allowance would reflect management's judgment of losses inherent in the portfolio. However, the economic environment would dynamic, and our portfolio credit quality could decline in the future.

Our allowance for loan losses may not keep pace with changes in the credit-worthiness of our customers or in collateral values. If the credit quality of our customer base declines, if the risk profile of a market, industry, or group of customers changes significantly, if we are unable to collect the full amount on accounts receivable taken as collateral, or if the value of equipment, real estate, or other collateral deteriorates significantly, our allowance for loan losses may prove inadequate, which could have a material adverse effect on our business, results of operations, and financial condition.

In addition to customer credit risk associated with loans and leases, we would also be exposed to other forms of credit risk, including counterparties to our derivative transactions, loan sales, syndications and equipment purchases. These counterparties would include other financial institutions, manufacturers, and our customers. If our credit underwriting processes or credit risk judgments fail to adequately identify or assess such risks, or if the credit quality of our derivative counterparties, customers, manufacturers, or other parties with which we conduct business materially deteriorates, we may be exposed to credit risk related losses that may negatively impact our financial condition, results of operations or cash flows.

We may not be able to realize our entire investment in the equipment we lease to our customers.

Our loans and leases would include a significant portion of leased equipment, including medical equipment. The realization of equipment values (residual values) during the life and at the end of the term of a lease is an important element in the profitability of our leasing business. At the inception of each lease, we would record a residual value for the leased equipment based on our estimate of the future value of the equipment at the end of the lease term or end of the equipment’s estimated useful life.  If the market value of leased equipment decreases at a rate greater than we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions, or other factors, it could adversely affect the current values or the residual values of such equipment.

We may be adversely affected by significant changes in interest rates.

Apart from the proceeds from this offering, we would rely on borrowed money, secured debt, and unsecured debt to fund our business. We intend to derive the bulk of our income from net finance revenue, which is the difference between interest and rental income on our loans and leases and interest expense on borrowings, depreciation on our operating lease equipment and maintenance and other operating lease expenses. Prevailing economic conditions, the trade, fiscal, and monetary policies of the federal government and the policies of various regulatory agencies all affect market rates of interest and the availability and cost of credit, which in turn significantly affects our net finance revenue. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments, such as federal government and corporate securities and other investment vehicles, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Although interest rates are currently lower than historical averages, any significant decrease in market interest rates may result in a change in net interest margin and net finance revenue. A substantial portion of our loans and other financing products, and a portion of our deposits and other borrowings, would bear interest at floating interest rates. If interest rates increase, monthly interest obligations owed by our customers to us will also increase, as will our own interest expense. Demand for our loans or other financing products may decrease as interest rates rise or if interest rates are expected to rise in the future. In addition, if prevailing interest rates increase, some of our customers may not be able to make the increased interest payments or refinance their balloon and bullet payment transactions, resulting in payment defaults and loan impairments. Conversely, if interest rates remain low, our interest expense may decrease, but our customers may refinance the loans they have with us at lower interest rates, or with others, leading to lower revenues. As interest rates rise and fall over time, any significant change in market rates may result in a decrease in net finance revenue, particularly if the interest rates we pay on our deposits and other borrowings and the interest rates we charge our customers do not change in unison, which may have a material adverse effect on our business, operating results, and financial condition.

Risks Related to the Company

Substantial doubt exists about our ability to continue our business as a going concern.

We believe our current capital is insufficient to develop our business, execute our business strategy, and satisfy our near-term working capital requirements. If we fail to raise sufficient capital, we will likely need to raise additional financing in order to continue to implement our business model.  If such funds are not available to us, we may be forced to curtail or cease our activities, which would likely result in the loss to our investors of all or a substantial portion of their investment. These conditions create uncertainty as to our ability to continue as a going concern.

The Company has a limited operating history in the legal cannabis industry.

Although Company personnel collectively have years of experience in the legal cannabis industry, the Company’s operations in this industry constitute a new venture.  As a result, the Company has no historical financial information on which an investor can evaluate the prior performance of the Company. While we have closed certain financing transactions, our business largely depends on our ability to recruit legal cannabis industry participants and enter consummate service contracts with them. We are subject to all of the business risks and uncertainties associated with any new business, including the risk the we will not achieve our business objectives.

We just started the initial stages of our business plan. As a result, it is very difficult to evaluate the likelihood that we will be able to operate the business successfully.

There is no assurance of planned growth, and our inability to grow could adversely affect operating results.

We believe our future operating results will depend largely on our ability to penetrate into the legal-cannabis businesses in California and in states where cannabis is legalized in the future. Additional personnel and assets may be required to execute those actions. There can be no assurance that we will successfully expand and operate profitably. Our expansion plans will likely result in increased operating expenses in the future. Results of operations may therefore be adversely affected during this expansion within California and in other states at some time in the future. There can be no assurance that we will anticipate and respond effectively to all of the changing demands that our expanding operations will have on our management, financing activities, suite of services, and industry as a whole. The failure to adapt our financing and service solutions could have a material adverse effect on our results of operations and financial condition. There is no assurance that we will successfully achieve our planned expansion or, if achieved, that the expansion will result in profitable operations.

In the performances of certain services we can provide, we will need to rely on third parties whose actions may be beyond our control.

We intend to offer a broad suite of services to clients that may involve the use of third party independent contractors or service providers. While management will ensure these entities are fully vetted, actions of these third parties are beyond our control. If these third parties are unable to perform, make a mistake, or render services that do not meet the clients’ expectation, then this will have a negative impact on our brand and may impair our ability to close new service contracts. This eventuality would negatively affect our financial results.

We may be unable to establish a market for our services.

It will take a substantial amount of time and resources to achieve broad market acceptance of our service offerings and financial products.  While the cannabis industry represents an untested new and emerging market, our service offerings are in an early stage of development. We also may be offering services that have benefits not immediately known to prospective clients. As a result, demand for and market acceptance of our services is highly uncertain and subject to significant risk. Customers and potential partners may perceive little or no benefit from the certain services offered by us.  Our efforts to establish a market for our services may also encourage the development of competitors. We cannot guarantee that a broad base of customers will ultimately avail themselves of the Company’s offerings.

We will continue to need additional financing to carry out our business plan. Such funds may not be available to us, which lack of availability could reduce our operating income, product development activities, and future business prospects.

We likely will need to obtain significant additional funding to successfully execute our business plan in California and elsewhere. At present, we do not have committed sources of additional capital, and there can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all.  Furthermore, the sale of additional equity or convertible debt securities may result in additional dilution to existing stockholders and our investors. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy. This limitation would impede our growth and could result in a contraction of our operations, which would reduce the Company’s operating income, product development activities, and future business prospects.

Our future success depends on our ability to grow and expand our client base.  The failure to achieve such growth or expansion could materially harm our business.

Our execution success and the planned growth and expansion of our legal cannabis financing and service solutions will depend on achieving acceptance of our offered accounting services and expanding our client base. There can be no assurance that potential clients in Los Angeles and elsewhere will enter into service agreements or that we will continue to expand.  If we are unable to effectively market or expand the service offerings, we will be unable to grow and expand our legal cannabis service and financing business strategy. This could materially impair our ability to increase sales and revenue.

If the Company incurs substantial liability from litigation, complaints, or enforcement actions resulting from misconduct by our borrowers or service clients (“Material Parties”), the Company’s financial condition could suffer.

To the extent feasible, the Company will require that Material Parties comply with applicable law and with our policies and procedures.  Although the Company will use various means to address misconduct by Material Parties, it will still be difficult to detect and correct all instances of misconduct. Violations of applicable law or the Company’s policies and procedures by Material Parties could lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or foreign regulatory authorities against the Company and/or Material Parties. Litigation, complaints, and enforcement actions involving the Company and Material Parties could consume considerable amounts of financial and other corporate resources, which could have a negative impact on the Company’s sales, revenue, profitability and growth prospects. As of the date of this report, we have not been, and are not currently, subject to any material litigation, complaint or enforcement action regarding Material Party misconduct by any federal, state or foreign regulatory authority.

The Company’s future success depends on its ability to meet and understand federal and state regulation and compliance guidelines.  The Company failure to meet such and understand compliance and regulatory requirements could materially harm its business.

Legal cannabis is highly regulated on the federal, state, and local levels. An important part of the Company’s business plan is for the Company itself to be compliant of such laws and provide compliance services to industry participants.  If the Company is found to be out of compliance with any applicable laws on federal, state, or local levels, then it would likely materially impair the Company’s reputation, existing contracts, and credibility in the market. Furthermore, if the Company misinterprets or incorrectly advises a client on complex regulatory issues in this ever-changing legal environment, this could materially impair the Company’s ability to expand its client base, increase sales, and revenue. Under either of these scenarios, the Company may be subjected to regulatory action or a lawsuit, which could necessitate very large expenditures of both human and financial resources. This would hinder the Company’s ability to effectively execute its business plan, generate revenue, and continue as a going concern.

The Company’s forecasts are highly speculative in nature and it cannot predict results with a high degree of accuracy.

Any financial projections, especially those based on ventures with minimal operating history, are inherently subject to a high degree of uncertainty, and their ultimate achievement depends on the timing and occurrence of a complex series of future events, both internal and external to the enterprise. There can be no assurance that potential revenues or expenses the Company projects will, in fact, be received or incurred.

Federal regulation and enforcement may adversely affect the implementation of cannabis laws and regulations may negatively impact our revenues and profits.

As at November 15, 2018, Thirty-three states and the District of Columbia currently have passed laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment.  The District of Columbia and 10 states -- Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington -- have adopted the most expansive laws legalizing marijuana for recreational use.  Many other states are considering legislation to similar effect.  In addition, four states have laws and/or regulations that permit the recreational use of cannabis.  Many other states are considering legislation to similar effect.  As of the date of this report, except for the June 25, 2018 news that FDA approves first drug comprised of an active ingredient derived from marijuana to treat rare, severe forms of epilepsy, the policy and regulations of the federal government and its agencies is that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law. Active enforcement of the current federal regulatory position on cannabis on a regional or national basis may directly and adversely affect the willingness of Company clients to use the services of or accept financing from the Company that may be used in connection with operating in the legal cannabis industry. Active enforcement of the current federal regulatory position on the legal cannabis industry may thus indirectly and adversely affect revenues and profits of Company.  On the other hand, the June 25, 2018 FDA release showed that government regulation is gradually shifting on the medical and cannabidiol aspect.  “This approval serves as a reminder that advancing sound development programs that properly evaluate active ingredients contained in marijuana can lead to important medical therapies. And, the FDA is committed to this kind of careful scientific research and drug development,” said FDA Commissioner Scott Gottlieb, M.D. (See.

https://www.fda.gov/newsevents/newsroom/pressannouncements/ucm611046.htm)

Prospective customers may be deterred from doing business with a company with a significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana.

Once complete, our future website will be visible in jurisdictions where medicinal and/or recreational use of cannabis is not permitted and, as a result, we may be found to be violating the laws of those jurisdictions. We could lose potential customers as they could fear federal prosecution for the services we provide.

The Company may provide services to and potentially handle monies for businesses in the legal cannabis industry.

Selling or distributing medical or retail cannabis is deemed to be illegal under the Federal Controlled Substances Act even though such activities may be permissible under state law. A risk exists that our lending and services could be deemed to be facilitating the selling or distribution of cannabis in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Such a finding, claim, or accusation would likely severely limit the Company’s ability to continue with its operations and may result in our investors losing all of their investment in our Company.

Many large banking institutions will not make loans or extend lines of credit to legal cannabis industry participants, which we have done and which we will continue to do.

The Company is trying to fill a void left by traditional banking institutions. Since cannabis is prohibited by the federal government, and likely for numerous other reasons, many traditional banking institutions will not loan money to or do business with legal cannabis industry participants. The Company has also seen evidence that banking institutions are worried that loan collateral associated with legal cannabis may be put at risk because of its connection with the industry. The Company is entering a business that other well-funded financial institutions deem risky. The Company’s lending activities may subject it to enforcement actions. Further, enforcement actions related to the Company or a borrower could jeopardize the Company’s collateral (e.g., real estate securing repayment of certain promissory notes). Legal cannabis lending is a high risk business activity, and investors should consider this before investing in our Company. Enforcement actions or other legal proceedings involving the Company or a borrower would materially harm the business and results of operations.

The legal cannabis industry faces an uncertain legal environment on state, federal, and local levels.

Although we continually monitor the most recent legal developments affecting the legal cannabis industry, the legal environment in California and elsewhere could shift in a manner not currently contemplated by the Company. For example, while we think there will always be a place for compliance-related services, broader state and federal legalization could render the compliance landscape significantly less technical, which would render our suite of compliance services less valuable and marketable. Lending money to legal cannabis participants could also be subject to legal challenge if the federal government or another jurisdiction decides to more actively enforce applicable laws. These unknown legal developments could directly and indirectly harm our business and results of operations.

 Some of the business activities of some of our customers, while believed to be compliant with applicable state law, are illegal under federal law.  If our customers are closed by law enforcement authorities, it will materially and adversely affect our business.

As at November 15, 2018, Thirty-three states and the District of Columbia currently have passed laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment.  The District of Columbia and 10 states -- Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington -- have adopted the most expansive laws legalizing marijuana for recreational use.  Many other states are considering legislation to similar effect.  In addition, four states have laws and/or regulations that permit the recreational use of cannabis.  Many other states are considering legislation to similar effect.  However, under United States federal law, the possession, use, cultivation, and transfer of cannabis is illegal.  The federal, and in some cases state, law enforcement authorities have frequently closed down dispensaries and investigated and/or closed physician offices that provide medicinal cannabis recommendations.  To the extent that an affected dispensary or physician office is a customer of ours, it will affect our revenue, and to the extent that it has an impact on new dispensaries and physician offices entering the medicinal cannabis industry, it would have a material effect on our business and operations.

Because the business activities of some of our customers is illegal under federal law, we may be deemed to be aiding and abetting illegal activities through the services that we provide to those customers.  As a result, we may be subject to actions by law enforcement authorities, which would materially and adversely affect our business.

Under United States federal law, the possession, use, cultivation, and transfer of cannabis is illegal.  We provide services to customers that are engaged in those businesses.  As a result, law enforcement authorities may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities.  Such an action would have a material effect on our business and operations.

In the states where medicinal cannabis is permitted, local laws and regulations could adversely affect our clients, including causing some of them to close, which would materially and adversely affect our business.

Even in areas where the medicinal use of cannabis is legal under state law, there are also local laws and regulations that affect our clients.  For example, in some cities or counties a medical cannabis dispensary is prohibited from being located within a certain distance from schools or churches.  These local laws and regulations may cause some of our customers to close, impacting our revenue and having a material effect on our business and operations.  In addition, the enforcement of identical rules or regulations as it pertains to medicinal cannabis may vary from municipality to municipality, or city to city.

Our websites would be visible in jurisdictions where medicinal use of cannabis is not permitted, and as a result we may be found to be violating the laws of those jurisdictions.

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal.  As a result, we may face legal action from a state or other jurisdiction against us for engaging in activity illegal in that state or jurisdiction.

Lending, Finance and Real Estate.

In February 2014, the Treasury Department issued guidelines for financial institutions dealing with cannabis-related businesses, (see “—Government and Industry Regulation—FinCEN”). Many banks and traditional financial institutions refuse to provide financial services to cannabis-related business. We plan to provide finance and leasing solutions to market participants using the FinCEN guidelines as a primary guide for compliance with federal law.

Government and Industry Regulation

Cannabis is currently a Schedule I controlled substance under the CSA and is, therefore, illegal under federal law. Even in those states in which the use of cannabis has been legalized pursuant to state law, its use, possession and/or cultivation remains a violation of federal law. A Schedule I controlled substance is defined as one that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (the “DOJ”) describes Schedule I controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.” If the federal government decides to enforce the CSA in California with respect to state-regulated cannabis activities in California and other states, persons that are charged with distributing, possessing with intent to distribute or growing cannabis could be subject to fines and/or terms of imprisonment, the maximum being life imprisonment and a $50 million fine.

Notwithstanding the CSA, as of the date of this Report, many U.S. states, the District of Columbia and the U.S. territories of Guam and Puerto Rico allow their residents to use medical cannabis. Voters in the states of Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon and Washington have approved ballot measures, and the state legislature of Vermont has approved legislation, to legalize cannabis for adult recreational use. Such state and territorial laws are in conflict with the federal CSA, which makes cannabis use and possession illegal at the federal level.

In light of the conflict between federal laws and state laws regarding cannabis, the previous administration under President Obama had effectively stated that it was not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis. For example, the prior DOJ Deputy Attorney General of the Obama administration, James M. Cole, issued a memorandum (the “Cole Memo”) to all United States Attorneys providing updated guidance to federal prosecutors concerning cannabis enforcement under the CSA. In addition, the Financial Crimes Enforcement Network (“FinCEN”) provided guidelines (the “FinCEN Guidelines”) on February 14, 2014, regarding how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act (“BSA”) obligations (see “– FinCEN”).

On federal law enforcement level, there is an existing legislation that provides some protection to persons acting in violation of federal law but in compliance with state laws regarding cannabis. The Rohrabacher-Blumenauer Amendment (formerly known as the Rohrbacher-Farr Amendment) seems to provide some protection to persons acting in violation of federal law but in compliance with state laws regarding cannabis.  The Rohrabacher-Blumenauer Amendment to the Commerce, Justice, Science and Related Agencies Appropriations Bill, which funds the DOJ, since 2014 has prohibited the DOJ from using funds to prevent states with laws authorizing the use, distribution, possession or cultivation of medical cannabis from implementing such laws. On August 2016, the Ninth Circuit Court of Appeals ruled in United States v. McIntosh that the Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state medical cannabis laws, provided that such conduct is in strict compliance with applicable state law.  The Rohrabacher-Blumenauer Amendment is currently effective through March 23, 2018, but as an amendment to an appropriations bill, it must be renewed annually.  On February 15 the Rohrabacher-Blumenauer Amendment, a long standing legal prohibition on federal enforcement against state legal medical cannabis operators, was renewed as part of an omnibus spending bill in effect through September 30, 2019.

These developments previously were met with a certain amount of optimism in the cannabis industry, but (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the ruling in United States v. McIntoshis is only applicable precedent in the Ninth Circuit.

The Cole Memo

Because of the discrepancy between the laws in some states, which permit the distribution and sale of medical and recreational cannabis, from federal law that prohibits any such activities, DOJ Deputy Attorney General James M. Cole issued the Cole Memo concerning cannabis enforcement under the CSA.

At the time of its issuance, the Cole Memo reiterated Congress’s determination that cannabis is a dangerous drug and that the illegal distribution and sale of cannabis is a serious crime that provides a significant source of revenue to large-scale criminal enterprises, gangs, and cartels. The Cole Memo noted that the DOJ was committed to enforcement of the CSA consistent with those determinations. It also noted that the DOJ was committed to using its investigative and prosecutorial resources to address the most significant threats in the most effective, consistent, and rational way. In furtherance of those objectives, the Cole Memo provided guidance to DOJ attorneys and law enforcement to focus their enforcement resources on persons or organizations whose conduct interferes with any one or more of the following important priorities (the “Enforcement Priorities”) in preventing:

•         the distribution of cannabis to minors;

•         revenue from the sale of cannabis from going to criminal enterprises, gangs, and cartels;

•         the diversion of cannabis from states where it is legal under state law in some form to other states;

•         state-authorized cannabis activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•         violence and the use of firearms in the cultivation and distribution of cannabis;

•         drugged driving and the exacerbation of other adverse public health consequences associated with cannabis use;

•         the growing of cannabis on public lands and the attendant public safety and environmental dangers posed by cannabis production on public lands; and

•         cannabis possession or use on federal property.

On January 4, 2018, the U.S. Attorney General, Jeff Sessions, issued a memorandum for all U.S. Attorneys (the “Sessions Memo”) stating that the Cole Memo was rescinded effectively immediately. In particular, Mr. Sessions stated that “prosecutors should follow the well-established principles that govern all federal prosecutions,” which require “federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The Sessions Memo went on to state that given the DOJ’s well-established general principles, “previous nationwide guidance specific to marijuana is unnecessary and is rescinded, effective immediately.”

In response to the Sessions Memo, U.S. Attorney Bob Troy for the District of Colorado, the state in which our principal business operations are presently located, issued a statement on January 4, 2018, stating that the United States Attorney’s Office in Colorado is already guided by the well-established principles referenced in the Sessions Memo, “focusing in particular on identifying and prosecuting those who create the greatest safety threats to our communities around the state. We will, consistent with the Attorney General’s latest guidance, continue to take this approach in all of our work with our law enforcement partners throughout Colorado.”

It is unclear at this time whether the Sessions Memo indicates that the Trump administration will strongly enforce the federal laws applicable to cannabis or what types of activities will be targeted for enforcement. However, a significant change in the federal government’s enforcement policy with respect to current federal laws applicable to cannabis could cause significant financial damage to us.

Although the Sessions Memo has rescinded the Cole Memo and it is unclear at this time what the ultimate impact of that rescission will have on our business, if any, we intend to continue to conduct rigorous due diligence to verify the legality of all activities that we engage in and ensure that our activities do not interfere with any of the Enforcement Priorities set forth in the Cole Memo.

FinCEN

FinCEN provided guidance regarding how financial institutions can provide services to cannabis-related businesses consistent with their BSA obligations. For purposes of the FinCEN guidelines, a “financial institution” includes any person doing business in one or more of the following capacities:

· bank (except bank credit card systems);

· broker or dealer in securities;

· money services business;

· telegraph company;

· card club; and

· a person subject to supervision by any state or federal bank supervisory authority.

In general, the decision to open, close, or refuse any particular account or relationship should be made by each financial institution based on a number of factors specific to that institution. These factors may include its particular business objectives, an evaluation of the risks associated with offering a particular product or service, and its capacity to manage those risks effectively. Thorough customer due diligence is a critical aspect of making this assessment.

In assessing the risk of providing services to a cannabis-related business, a financial institution should conduct customer due diligence that includes: (i) verifying with the appropriate state authorities whether the business is duly licensed and registered; (ii) reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its cannabis-related business; (iii) requesting from state licensing and enforcement authorities available information about the business and related parties; (iv) developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers); (v) ongoing monitoring of publicly available sources for adverse information about the business and related parties; (vi) ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and (vii) refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

As part of its customer due diligence, a financial institution should consider whether a cannabis-related business implicates one of the Cole Memo Enforcement Priorities or violates state law. This is a particularly important factor for a financial institution to consider when assessing the risk of providing financial services to a cannabis-related business. Considering this factor also enables the financial institution to provide information in BSA reports pertinent to law enforcement’s priorities. A financial institution that decides to provide financial services to a cannabis-related business would be required to file suspicious activity reports. It is unclear at this time what impact the Sessions Memo will have on customer due diligence by a financial institution.

While we believe we do not qualify as a financial institution in the United States, we cannot be certain that we do not fall under the scope of the FinCEN guidelines. We plan to use the FinCEN Guidelines, as may be amended, as a basis for assessing our relationships with potential tenants, clients and customers. As such, as we engage in financing activities, we intend to adhere to the guidance of FinCEN in conducting and monitoring our financial transactions. We believe that FinCEN’s guidelines will help us best operate in a prudent, reasonable and acceptable manner. There is no assurance, however, that our activities will not violate some aspect of the CSA. If we are found to violate the federal statute or any other in connection with our activities, our company could face serious criminal and civil sanctions.

Moreover, since the use of cannabis is illegal under federal law, we may have difficulty acquiring or maintaining bank accounts and insurance, and our stockholders may find it difficult to deposit their stock with brokerage firms.

Our industry is experiencing rapid growth and consolidation that may cause us to lose key relationships and intensify competition.

The medicinal cannabis industry is undergoing rapid growth and substantial change, which has resulted in increasing consolidation and formation of strategic relationships.  We expect this consolidation and strategic partnering to continue.  Acquisitions or other consolidating transactions could harm us in a number of ways, including:

•

we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

•	The relationship between us and the strategic partner may deteriorate and cause an adverse effect on our business;

•	we could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and
•	our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share.  Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Profit sharing, distributions, and equity ownership in California medical marijuana dispensaries and growing operations are not permissible.

The Company does not currently maintain an ownership interest in legal cannabis dispensaries or growing operations in California or elsewhere. We believe such ownership is not permitted by applicable law. Investors should be aware that the Company will not engage in such activity until such time as it is legally permissible. If the applicable laws make it so that the Company is unable to own interests in legal cannabis dispensaries in growing operations ever, the Company may not be able to attain its financial projections, and thus, this would directly and indirectly harm our business and results of operations.

Our trade secrets may be difficult to protect.

Our success depends upon the skills, knowledge, and experience of our personnel, our consultants, and advisors. Because we operate by providing services to legal cannabis industry participants, we rely in part on trade secrets to provide such services and to identify industry participants. However, trade secrets are difficult to protect. We try to protect our trade secrets by entering into confidentiality or non-disclosure agreements with certain partners, employees, consultants, and other advisors. These agreements generally require that the receiving party keep confidential, and not disclose to third parties confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us.

The confidentiality, non-disclosure, and other similar agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent the use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive, and time consuming, and the outcome would be unpredictable. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

Risks Related to this Offering

There has been no public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there has been no public market for our Common Stock. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Common Stock. The initial offering price of our Common Stock in this offering is based on a number of factors, including market conditions in effect at the time of the offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this offering. Investors may not be able to resell their shares at or above the initial offering price.

Investors in this Offering will experience immediate and substantial dilution.

If all of the shares of Common Stock offered hereby are sold, investors in this Offering will own 20.24% of the then outstanding shares of Common Stock, but will have paid over 99.95% of the total consideration for our outstanding shares, resulting in a dilution of ($8.18) per share. See “Dilution” and “Description of Securities” within this Offering Circular.

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

The offering price for our Common Stock is based on a number of factors. The price of our Common Stock may decline following this Offering. The stock market in general, and the market price of our Common Stock, will likely be subject to fluctuation, whether due to, or irrespective of, our operating results, financial condition and prospects. Our financial performance, our industry’s overall performance, changing consumer preferences, technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price includes:

• actual or anticipated variations in our periodic operating results;
• increases in market interest rates that lead purchasers of our Common Stock to demand a higher yield;
• changes in earnings estimates;
• changes in market valuations of similar companies;
• actions or announcements by our competitors;
• adverse market reaction to any increased indebtedness we may incur in the future;
• additions or departures of key personnel;
• actions by stockholders;
• speculation in the press or investment community; and
• our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Common Stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

Sales of our Common Stock under Rule 144 could reduce the price of our stock.

In general, persons holding “restricted securities,” including affiliates, must hold their shares for a period of at least six (6) months, may not sell more than one percent (1%) of the total issued and outstanding shares in any ninety (90) day period, and must resell the shares in an unsolicited brokerage transaction at the market price. However, Rule 144 will only be available for resale in the ninety (90) days after the Company files its semi-annual reports on Form 1-SA and annual reports on Form 1-K, unless the Company voluntarily files interim quarterly reports on Form 1-U, which the Company has not yet decided to do. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Because we do not currently have an audit committee, compensation committee or any other form of corporate governance committee, shareholders will have to rely on our directors, none of whom is independent, to perform these functions.

We do not have an audit committee, compensation committee or any form of corporate governance committees comprised of an independent director. The Board performs these functions as a whole and no members of the Board are an independent director. Our Board has recently passed a resolution and is in the process of establishing certain committees, including an audit and compliance committee, a finance committee, a hiring and compensation committee and an executive committee, and plans to implement additional corporate governance controls. However, until such committees and controls are formally established, there is a significant risk that certain members of the Board of Directors, executive management and/or our controlling shareholder could thwart such plans and prevent such committees and controls from being implemented. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

Management discretion as to the actual use of the proceeds derived from this Offering.

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in the best interests of the Company and our shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the Board of Directors with respect to application and allocation of the net proceeds of this Offering. Investors who purchase our Common Stock will be entrusting their funds to our Board of Directors, upon whose judgment and discretion the investors must depend.

The offering price of our Common Stock was arbitrarily determined and does not reflect the value of the Company, our assets or our business.

The offering price of our Common Stock was arbitrarily determined by our management and is not based on book value, assets, earnings or any other recognizable standard of value. We arbitrarily established the offering price considering such matters as the state of our business development and the general condition of, and opportunities present in, the industry in which we operate. No assurance can be given that our Common Stock Shares, or any portion thereof, could be sold for the offering price or for any amount. If profitable results are not achieved from our operations, of which there can be no assurance, the value of our Common Stock sold pursuant to this Offering will fall below the offering price and become worthless. Prospective investors should not consider the offering price of the Common Stock as indicative of their actual value. The offering price bears little relationship to our assets, net worth, or any other objective criteria.

General securities investment risks.

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our Common Stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

Multiple securities offerings and potential for integration of our offerings.

We are currently and will in the future be involved in one or more additional offers of our securities in other unrelated securities offerings. Any two or more securities offerings undertaken by us could be found by the SEC, or a state securities regulator, agency, to be “integrated” and therefore constitute a single offering of securities, which finding could lead to a disallowance of certain exemptions from registration for the sale of our securities in such other securities offerings. Such a finding could result in disallowance of one or more of our exemptions from registration, which could give rise to various legal actions on behalf of a federal or state regulatory agency and the Company.

Offering not reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our Common Stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our Common Stock.

We cannot guarantee that we will sell any specific number of Common Stock shares in this Offering.

There is no commitment by anyone to purchase all or any part of the Common Stock Shares offered hereby and, consequently, we can give no assurance that all of the Common Stock shares in this Offering will be sold. Additionally, there is no underwriter for this Offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the preparation of this Offering Circular and the pricing of our Common Stock shares offered hereunder. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this Offering to further our development and business activities in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer Common Stock Shares than the number for which he or she subscribed.

Investors will experience immediate and substantial dilution in the book value of their investment, and will experience additional dilution in the future.

If you purchase our Common Stock in this Offering, you will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. Since we will require funds in addition to the proceeds of this Offering to conduct our planned business, we will raise such additional funds, to the extent not generated internally from operations, by issuing additional equity and/or debt securities, resulting in further dilution to our existing stockholders (including purchasers of our Common Stock in this Offering).

We may terminate this Offering at any time during the offering period.

We reserve the right to terminate this Offering at any time, regardless of the number of Common Stock shares sold. In the event that we terminate this Offering at any time prior to the sale of all of the Common Stock shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

We may be unable to meet our current and future capital requirements from capital raised by this Offering.

Our capital requirements depend on numerous factors, including but not limited to the rate and success of our business plan execution efforts, marketing efforts, market acceptance of financial products and services, our ability to establish and maintain a client base and other factors. The capital requirements relating to the implementation of our business plan will be significant. We cannot accurately predict the timing and amount of such capital requirements. However, we are dependent on the proceeds of this Offering as well as additional financing that will be required in order to fully implement our proposed business plans. However, in the event that our plans change, our assumptions change or prove to be inaccurate, or if the proceeds of this Offering prove to be insufficient to implement our business plan, we would be required to seek additional financing sooner than currently anticipated. There can be no assurance that any such financing will be available to us on commercially reasonable terms, or at all. Furthermore, any additional equity financing may dilute the equity interests of our existing shareholders (including those purchasing shares pursuant to this Offering), and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If we are unable to obtain additional financing as and when needed, we may be required to reduce the scope of our operations or our anticipated business plans, which could have a material adverse effect on our business, future operating results and financial condition.

No active market for our Common Stock exists or may develop, and you may not be able to resell your Common Stock at or above the initial public offering price.

Prior to this Offering, there has been no public market for shares of our Common Stock. We anticipate that we will apply for quoting of our common stock on the OTC Markets or an approved secondary marketplace upon the qualification of the offering statement of which this Offering Circular forms a part. However, there can no assurance that our Common Stock shares will be quoted. If no active trading market for our Common Stock develops or is sustained following this Offering, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future, or impair our ability to license or acquire other product candidates, businesses or technologies using our shares as consideration.

The market price of our Common Stock may fluctuate significantly, and investors in our Common Stock may lose all or a part of their investment.

If a market for our Common Stock develops following this Offering, the trading price of our Common Stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The market prices for securities of biotechnology companies and companies in the cannabis industry have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

•	actual or anticipated adverse results or delays in legalization efforts of some of our potential clients;
•	our failure to effectively implement our business plan;
•	unanticipated serious safety concerns related to our services;
•	adverse regulatory decisions;
•

legal disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our intellectual property, government investigations and the results of any proceedings or lawsuits, including patent or stockholder litigation;

•	changes in laws or regulations applicable to legal-cannabis;
•	our dependence on third parties;
•	announcements of the introduction of new products and services by our competitors;
•	market conditions in the legal-cannabis industry/sectors;
•	announcements concerning product development results or intellectual property rights of others;
•	future issuances of our Common Stock or other securities;
•	the addition or departure of key personnel;
•	actual or anticipated variations in quarterly operating results;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	our failure to meet or exceed the estimates and projections of the investment community;
•	issuances of debt or equity securities;
•	trading volume of our Common Stock;
•	sales of our Common Stock by us or our stockholders in the future;
•

overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;

•	failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;
•	ineffectiveness of our internal controls;
•	general political and economic conditions;
•	effects of natural or man-made catastrophic events;
•	other events or factors, many of which are beyond our control; and
•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts.

Further, price and volume fluctuations result in volatility in the price of our common stock, which could cause a decline in the value of our Common Stock. Price volatility of our common stock might worsen if the trading volume of our Common Stock is low. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

Our strategic investments, if any are pursued by the Company, may result in losses.

We may elect periodically to make strategic investments in various public and private companies with businesses or technologies that may complement our business. The market values of these strategic investments may fluctuate due to market conditions and other conditions over which we have no control. Other-than-temporary declines in the market price and valuations of the securities that we hold in other companies would require us to record losses related to our investment. This could result in future charges to our earnings. It is uncertain whether or not we will realize any long-term benefits associated with these strategic investments.

A sale of a substantial number of shares of the Common Stock may cause the price of our Common Stock to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our Common Stock in the public market, including shares issued in connection with the exercise of outstanding options or warrants, the market price of our Common Stock could fall. Sales of a substantial number of shares of our Common Stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. We may become involved in securities class action litigation that could divert management’s attention and harm our business. The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the Common Stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our Common Stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of a company’s securities. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our development programs;
•	any intellectual property infringement lawsuit in which we may become involved;
•	regulatory developments affecting our App and related services; and
•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Common Stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our Common Stock to fluctuate substantially.

Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in your best interests or those of our other stockholders.

As of the date of this Offering Circular, our directors, executive officers and principal stockholders beneficially owned, in the aggregate, substantially all of our outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert significant influence over the election of our board of directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Our ability to use our net operating loss carry forwards may be subject to limitation.

Generally, a change of more than fifty percent (50%) in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit our ability to use our net operating loss carryforwards attributable to the period prior to the change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

Our bylaws provide for indemnification of officers and directors at our expense and limits their liability, which may result in a major cost to us and hurt the interests of our stockholders because corporate resources may be expended for the benefit of our officers and/or directors.

Our Bylaws and applicable California law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us, therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us, which we will be unable to recover. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Our Common Stock may be traded on a closed trading system with limited volume and liquidity.

Our Common Stock may not be freely quoted for trading on any stock exchange or through any other traditional trading platform. Our Common Stock may be issued, available for purchase and may be traded exclusively on a specific trading system that is registered with the SEC as an alternative trading system (an “ATS”). We do not currently have any plans to trade our Common Stock on a specific ATS. Any disruption to the operations of an ATS or a broker-dealer's customer interface with an ATS would materially disrupt trading in, or potentially result in a complete halt in the trading of, our Common Stock. Because our Common Stock may be traded exclusively on a closed trading system, it is a possibility that there will be a limited number of holders of our Common Stock. In addition, an ATS is likely to experience limited trading volume with a relatively small number of securities trading on the ATS platform as compared to securities trading on traditional securities exchanges or trading platforms. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity. You may not be able to resell your Common Stock s on a timely basis or at all.

The number of securities traded on an ATS may be very small, making the market price more easily manipulated.

While we understand that many ATS platforms have adopted policies and procedures such that security holders are not free to manipulate the trading price of securities contrary to applicable law, and while the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater for our Common Stock because the ATS we choose may be a closed system that does not have the same breadth of market and liquidity as the national market system. There can be no assurance that the efforts by an ATS to prevent such behavior will be sufficient to prevent such market manipulation.

An ATS is not a stock exchange and has limited quoting requirements for issuers or for the securities traded.

Unlike the more expansive listing requirements, policies and procedures of the Nasdaq Global Market and other trading platforms, there are no minimum price requirements and limited listing requirements for securities to be traded on an ATS. As a result, trades of our Common Stock on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and related rules implemented or to be implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect the rules and regulations associated with being a public company to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept constraints on policy limits and coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

Our management has broad discretion as to the use of certain of the net proceeds from this Offering.

We intend to use a significant portion of the net proceeds from this Offering (if we sell all of the shares being offered) for working capital and other general corporate purposes. However, we cannot specify with certainty the particular uses of such proceeds. Our management will have broad discretion in the application of the net proceeds designated for use as working capital or for other general corporate purposes. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this Offering in ways that holders of our Common Stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

Risks Related to Discovery, Development, Regulatory Approval and Commercialization of Cures and Novel Therapeutics From Proprietary Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids Product

Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations

Once we reach the stage to start our research, development, Commercialization of Cures and Novel Therapeutics From Proprietary Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids Product, we would be involved in clinical trials.  Clinical trials are expensive, time consuming and difficult to design and implement. Regulatory agencies may analyze or interpret the results differently than us. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA or other regulatory authorities, including state and local authorities, or an Institutional Review Board, may suspend, delay or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials for a product candidate in a different order  or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

•         delays in obtaining regulatory authorization to commence a trial, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;

•         DEA-related recordkeeping, reporting or security violations at a clinical site, leading the DEA or state authorities to suspend or revoke the site’s controlled substance license and causing a delay or termination of planned or ongoing trials;

•         changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies;

•         delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

•         failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

•         failure by our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;

•         regulatory concerns with cannabinoid products generally and the potential for abuse;

•         insufficient data to support regulatory approval;

•         inability or unwillingness of medical investigators to follow our clinical protocols; or

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Any failure by us to comply with existing regulations could harm our reputation and operating results

We would be subject to extensive regulation by U.S. federal and state governments in each of the markets where we intend or plan to sell products, as applicable.

We must also adhere to all regulatory requirements including FDA’s GLP, GCP, and cGMP requirements, pharmacovigilance requirements, advertising and promotion restrictions, reporting and recordkeeping requirements. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval cGMP requirements, then the FDA could sanction us. Even if any of our product candidates is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials.  Cannabis-based products or drug candidates that may be approved in the U.S. in the future, will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, import, export, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information, including both federal and state requirements in the U.S. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to GMP.  If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

•         issue warning letters;

•         impose civil or criminal penalties; • suspend regulatory approval; • suspend any of our ongoing clinical trials;

•         refuse to approve pending applications or supplements to approved applications submitted by us;

•         impose restrictions on our operations, including by requiring us to enter into a Corporate Integrity Agreement or closing our contract manufacturers’ facilities, if any; or

•         seize or detain products or require a product recall.

In addition, Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids products are regulated by the DEA, under the Controlled Substances Act. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond an NDA approval date, and the timing and outcome of such DEA process is uncertain. See also “Risks Related to Controlled Substances”. In addition, any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids Product and product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results may be adversely affected.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment might result in increased management and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are subject to federal, state laws and regulations and implementation of or changes to such laws and regulations could adversely affect our business and results of operations.

In the U.S., the DEA regulates the cultivation, possession and supply of cannabis for medical research and commercial development, including the requirement of annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. See also “Risks Related to Controlled Substances”.

Risks Related to Controlled Substances

Controlled substance legislation may restrict or limit our ability to sell our product candidates.

Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining regulatory approval for Cannabinoid based products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Cannabinoid products to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. In the case of countries with similar obstacles, we would be unable to market Cannabinoid product candidates in countries in the near future or perhaps at all if the laws and regulations in those countries do not change.

Cannabinoid-based product candidates that we intend to develop will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids product candidates that we intend to develop would contain controlled substances as defined in the federal Controlled Substances Act of 1970, or CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently “accepted medical use” in the U.S., lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the U.S. Pharmaceutical products approved for use in the U.S. which contain a controlled substance are listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

While cannabis is a Schedule I controlled substance, products approved for medical use in the U.S. that contain cannabis or cannabis extracts should be placed in Schedules II-V, since approval by the FDA satisfies the “accepted medical use” requirement. If and when any of our product candidates receive FDA approval, the DEA will make a scheduling determination. The manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use of Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids will be subject to specific and potentially significant levels of regulation by the DEA.

DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining and maintaining the necessary registrations may result in delay of the importation, manufacturing or distribution of Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids products. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

State-controlled substances laws. Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule Cannabinoid, Cannabidiol, Endocannabinoids, Phytocannabinoids, and Synthetic Cannabinoids product candidates as well. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

Clinical trials. Because when we start our R&D, our products would be controlled substances in the U.S., to conduct clinical trials in the U.S., each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA researcher registration that will allow those sites to handle and dispense our products and to obtain product from our importer. If the DEA delays or denies the grant of a research registration to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain an importer registration and an import permit for each import.

Importation.  If one of our product candidates is approved and classified as a Schedule II or III substance, an importer can import for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect product availability and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted. It is always possible that adverse comments may delay the grant of an importer registration.

If one of our product candidates is approved and classified as a Schedule II controlled substance, federal law may impose additional restrictions on importation for commercial purposes.

Manufacture in the U.S. If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the U.S., our contract manufacturers would be subject to the DEA’s annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of cannabinoid, cannabis and the BDSs comprising the active ingredient in the final dosage form are currently Schedule I controlled substances and would be subject to such quotas as these substances could remain listed on Schedule I. The annual quota allocated to us or our contract manufacturers for the active ingredients in our products may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and results of operations.

Distribution in the U.S. If any of our product candidates is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA and state registrations and authority to distribute the product to pharmacies and other health care providers. We would need to identify distributors to distribute the product to pharmacies; these distributors would need to obtain Schedule II or III distribution registrations. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. If any of our product candidates is a Schedule II drug, pharmacies would have to maintain enhanced security with alarms and monitoring systems and they must adhere to recordkeeping and inventory requirements. This may discourage some pharmacies from carrying either or both of these products. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products.

Risks Related to the non-bank commercial lending

Government Regulation

For our small business lending platform, we and our bank partners shall be affected by laws and regulations, and judicial interpretations of those laws and regulations, that apply to businesses in general, as well as to commercial lending. This includes a range of laws, regulations and standards that address information security, privacy, fair lending and anti-discrimination, fair sales/marketing practices, transparency, credit bureau reporting, anti-money laundering and sanctions screening, licensing and interest rates, among other things. Because we are not a bank and shall be engaged in commercial lending, we shall not be subject to certain of the laws and rules that only apply to banks and that has federal preemption over certain state laws and regulations. However, if we purchase term loans and lines of credit from our issuing bank partner that is subject to laws and rules applicable to banks and commercial lenders. We may consider, among other regulatory alternatives, full, limited or other special purposes state bank charters; the U.S. Office of the Comptroller of the Currency’s full service national bank charter or its special purpose national bank charter for FinTech companies; or other alternatives or chartering regimes.

State Lending Regulations

Interest Rate Regulations

Although the federal government does not regulate the maximum interest rates that may be charged on commercial loan transactions, some states have enacted commercial rate laws specifying the maximum legal interest rate at which commercial loans can be made in their state. We shall be located in and offer commercial loans from California. All loans originated directly by us shall provide that they are to be governed by California law.  Our underwriting team and senior members of our credit risk team shall be headquartered in Los Angeles, California and that is where all our commercial loan contracts shall be made from. With respect to loans where we work with a partner or issuing bank, the issuing bank may utilize the law of the jurisdiction applicable to the bank in connection with its commercial loans.

State Licensing Requirements

In states and jurisdictions that do not require a license to make commercial loans, we shall make term loans and extend lines of credit directly to customers pursuant to California law, which is the governing law we shall require in the underlying loan agreements with our customers.  California requires licensing of commercial lenders.  In many of the other states requiring licenses, we shall rely on the issuing bank model.  We shall only work with issuing banks that are licensed in their states of operations.   In many states we believe, because of our issuing bank model, we shall be exempt from or satisfy relevant licensing requirements with respect to the origination of loans we facilitate. However, we may need to obtain one or more state licenses to broker, acquire, service and/or enforce loans. As needed, we shall endeavor to apply and obtain the appropriate licenses as needed.

The issuing bank partner shall establish its underwriting criteria for the issuing bank partner program.   If the issuing bank partner decides to fund the loan (including term loans and line of credit extensions), it retains the economics on the loan for the period that it owns the loan. The issuing bank partner earns origination fees from the customers who borrow from it and retains the interest paid during the period that the issuing bank partner owns the loan. In exchange for recommending loans to an issuing bank partner, we shall earn a marketing referral fee based on the loans recommended to, and originated by, that issuing bank partner. We shall have agreement with the issuing bank partner to also provide for a collateral account, which shall be maintained at the issuing bank. The account serves as cash collateral for the performance of our obligations under the relevant agreements, which among other things may include compliance with certain covenants, and also serves to indemnify the issuing bank partner for breaches by us of representations and warranties where it suffers damages as a result of the loans that we refer to it.

Where applicable, we will seek to comply with state small loan, lender, solicitation, credit service organization, loan broker, servicing and similar statutes. In U.S. jurisdictions with licensing or other requirements that we believe may be applicable to us, we shall comply with or obtain exemption from the relevant requirements through the operation of our lending marketplace with issuing banks and/or licenses that we possess or will seek to obtain. Although we will periodically evaluate the need for licensing in various jurisdictions, there is a risk that, at any given time, we will not have the necessary licenses to operate in all relevant jurisdictions or that we will be in full compliance with all applicable requirements. If we are found to not have complied with applicable laws, regulations or requirements, we could: (i) lose one or more of our licenses or authorizations, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions or penalties, (iv) be in breach of certain contracts, which may void or cancel such contracts, (v) decide or be compelled to modify or suspend certain of our business practices (including limiting the maximum interest rate on certain loans facilitated through our platform and/or refraining from making certain loans available for investment by certain investors), or (vi) be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate loans through our lending marketplace, perform our servicing obligations or make our lending marketplace available to borrowers in particular states; any of which may harm our business.

Where we have obtained licenses, state licensing statutes may impose a variety of requirements and restrictions on us, including:

•         record-keeping requirements;

•         restrictions on servicing practices, including limits on finance charges and fees;

•         usury rate caps;

•         disclosure requirements;

•         examination requirements;

•         surety bond and minimum net worth requirements;

•         financial reporting requirements;

•         notification requirements for changes in principal officers, stock ownership or corporate control;

•         restrictions on advertising;

•         data security and privacy; and

•         review requirements for loan forms.

These statutes may also subject us to the supervisory and examination authority of state regulators in certain cases, and we have experienced, are currently and will likely continue to be subject to and experience exams by state regulators.

Federal Lending Regulations

Our lending platform shall be as commercial lender and as such there are federal laws and regulations that affect our lending operations. These laws include, among others, portions of the Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, Economic and Trade Sanctions rules, the Electronic Signatures in Global and National Commerce Act, the Service Members Civil Relief Act, the Telephone Consumer Protection Act of 1991, and Section 5 of the FTC Act prohibiting unfair and deceptive acts or practices.  In addition, there are other federal laws that do not directly govern our business but with respect to which we shall establish certain procedures, including procedures designed to protect our platform from being used to launder money.

Consumer Protection Laws

Federal and State UDAAP Laws; FTC Lawsuit. The Dodd-Frank Act contains so-called “UDAAP” provisions declaring unlawful “unfair,” “deceptive” and “abusive” acts and practices in connection with the delivery of consumer financial services, and gives the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, “UDAP” provisions of the Federal Trade Commission Act (FTC Act) prohibit “unfair” and “deceptive” acts and practices in business or commerce and give the FTC enforcement authority to prevent and redress violations of this prohibition. Virtually all states have similar UDAP laws. Whether a particular act or practice violates these laws frequently involves a highly subjective and/or fact-specific judgment.

State Disclosure Requirements and Other Substantive Lending Regulations.

We shall also be subject to state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, credit reporting, and debt collection. Our ongoing compliance program shall continually seek to comply with these requirements.

Truth in Lending Act.

The Truth in Lending Act (TILA) and Regulation Z, which implements it, require lenders to provide consumers with uniform, understandable information concerning certain terms and conditions of their loan and credit transactions. These rules shall apply to our issuing banks as the creditors for loans facilitated through our lending platform/marketplace. For closed-end credit transactions of the type that shall be provided through our lending platform/marketplace, these disclosures include, among others, providing the annual percentage rate, the finance charge, the amount financed, the number of payments and the amount of the monthly payment. The creditor must provide these disclosures before a loan is consummated. TILA also regulates the advertising of credit and gives borrowers, among other things, certain rights regarding updated disclosures and the treatment of credit balances. Our lending marketplace provides borrowers with the issuing bank’s TILA disclosure at the time a borrower posts a loan request on the platform. If the borrower’s request is not fully funded and the borrower chooses to accept a lesser amount offered, we provide an updated TILA disclosure. We shall seek to comply with TILA’s disclosure requirements related to credit advertising.

Equal Credit Opportunity Act.

The federal Equal Credit Opportunity Act (ECOA) prohibits creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law. Regulation B, which implements ECOA, restricts creditors from requesting certain types of information from loan applicants and from using advertising or making statements that would discourage on a prohibited basis a reasonable person from making or pursuing an application.

Failure of operating controls could produce a significant negative outcome, including customer experience degradation, legal expenses, increased regulatory cost, significant internal and external fraud losses and vendor risk.

We shall be subject to the Fair Credit Reporting Act, anti-money laundering rules and rules relating to unfair, deceptive, or abusive acts or practices, as well as regulations of the Financial Crimes Enforcement Network. Losses from operational failures can be material. These losses can arise from a wide range of breaches in controls, procedures, processes and security. Breaches in any of these controls, procedures, processes or security measures could lead to significant legal expense and, even, punitive damages. Internal fraud, including the stealing and dissemination of client personally identifiable information, can create significant client distrust and result in serious legal action against us. Breaches in client onboarding and servicing processes can degrade customer experience and place current and future revenues at risk. The continued proliferation and technological advances in first and third-party fraud can result in large losses over a short period of time if undetected. While we shall seek to enhance and develop our operational risk strategy and control structure, there can be no assurance that our efforts will be successful and that we will avoid material operational losses. These potential operational risk loss scenarios are not exhaustive and we could experience a significant loss in any scenario if our operational risk enhancements do not keep pace with our business, capabilities or our continued organizational growth and complexity. In addition, operational failures could have a significant effect on our reputation which could cause additional material harm to our business and prospects.

Fair Debt Collection Practices Act.

The federal Fair Debt Collection Practices Act (FDCPA) provides guidelines and limitations on the conduct of third-party debt collectors in connection with the collection of consumer debts. The FDCPA limits certain communications with third parties, imposes notice and debt validation requirements, and prohibits threatening, harassing or abusive conduct in the course of debt collection. While the FDCPA applies to third-party debt collectors, debt collection laws of certain states impose similar requirements on creditors who collect their own debts. In addition, the CFPB prohibits unfair, deceptive or abusive acts or practices in debt collection, including first-party debt collection. We plan to use internal collection team and professional third-party debt collection agencies to collect delinquent accounts. They shall be required to comply with all applicable laws in collecting delinquent accounts of our borrowers.

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations, including recent changes under the Tax Cuts and Jobs Act of 2017, or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate or make it more difficult or costly for us to make loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements or restrictions in the future. For example, if our loans were determined for any reason not to be commercial loans or interest rate limitations were imposed on commercial loans, or if the validity of our relationship with an issuing bank partner were successfully challenged under a “true lender” theory or by similar arguments as made in the Madden case, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators, attorneys general or our customers.

A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, penalties and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under such loans. We cannot assure that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to our customers were not originated in accordance with all applicable laws, we could be obligated to repurchase from the entity holding the applicable loan any such loan that fails to comply with legal requirements. We may not have adequate resources to make such repurchases.

In addition, we intend to do business with third parties who are not part of our company, including third parties who may refer potential customers to us or to whom we may refer potential customers for their business. We may refer applicants who do not satisfy our credit requirements to a network of strategic partners who may offer commercial financing opportunities to those applicants. In general, if we refer an applicant that takes a loan from one of our strategic partners, that strategic partner pays us a commission based on the amount of the originated loan. Some strategic partners could lend directly to such referred applicants, while other strategic partners may help the referred applicant access multiple commercial funding options on a comparison platform. The partners determine whether to extend credit to referred applicants using their own credit models and criteria.

Certain states require a license to broker commercial loans or apply other restrictions to loan brokering activities, including applying interest rate limits to certain brokered loans. Whenever our strategic referral program requires licensing, we shall be obligated to get such licenses. If we fail to timely obtain such a broker license, states may impose penalties for noncompliance, or otherwise prevent us from making further referrals and collecting commissions from our referral partners.  Challenges to our program could also result in costly and time-consuming litigation, damage to our reputation and harm our operating results.

If the choice of law provisions in our loan agreements are found to be unenforceable, we may be found to be in violation of state interest rate limit laws.

Although the federal government does not currently regulate the maximum interest rates that may be charged on commercial loan transactions, many states have enacted laws specifying the maximum legal interest rate at which loans can be made in their state. We shall apply California law to the underlying agreement for loans that we originate because our loans are underwritten and entered into in the state of California, where our underwriting, risk and technology teams shall be located and function.

If the applicability of California law to these loans are challenged, and these loans were found to be governed by the laws of another state, and such other state has a law that prohibits the effective interest rate of such loans, the obligations of our customers to pay all or a portion of the interest and principal on these loans could be found unenforceable. A judgment that the choice of law provisions in our loan agreements is unenforceable also could result in costly and time-consuming litigation, penalties, damage to our reputation, trigger repurchase obligations, negatively impact the terms of our future loans and harm our operating results. Likewise, a judgment that the choice of law provision in other commercial loan agreements is unenforceable could result in challenges to our choice of law provision and that could result in costly and time-consuming litigation.

In February 2017, in the Madden v. Midland case described in more detail immediately below, the U.S. District Court for the Southern District of New York held that applying the Delaware choice of law specified in the consumer loan contract at issue in the case, which would have resulted in the application of Delaware law that has no limit on allowable interest rates, would violate a fundamental public policy of New York's criminal usury statute. The court then concluded that the New York usury law, and not Delaware law, applied to the loan. That decision, or possible future decisions that similarly invalidate choice of law provisions in loan agreements, could cause us to change the way we do business in particular states and to incur substantial additional expense to comply with the laws of various states, including either licensing as a lender in the various states, altering the terms of our loans, curtailing loan originations, or requiring us to place more loans through our issuing bank partner.

In August 2019, the California Supreme Court held in De La Torre v. CashCall, Inc. that an interest rate on a consumer loan of $2,500 or more in California could be deemed unconscionable even though such loans are not subject to California’s usury laws. Although the California Finance Code sets interest rate caps only on consumer loans less than $2,500, the California Supreme Court did not accept CashCall's position that the statute setting those rates implies that a court may never declare the interest rate on such loans to be unconscionable. While the California Supreme Court did not specifically find that CashCall’s loans were unconscionable, the case was remanded back to the lower courts to make that determination.

While the De La Torre decision applies only to consumer loans in the State of California, we cannot predict whether other courts might reach a similar decision regarding commercial loans. Many other states have adopted the Uniform Commercial Code (UCC) and have directly incorporated the UCC's unconscionability prohibition into their lending statutes. As in California, this broad unconscionability prohibition would permit a merchant in those states to argue that a high interest rate loan is invalid on the basis of unconscionability, even if those states do not otherwise impose interest rate caps on such loans. Such a decision could cause us to change the way we do business in particular states and to incur substantial additional expense to alter the terms of our loans, curtail loan originations, or require us to place more loans through our issuing bank partner.

As a result of court decisions in Madden v. Midland, in some circumstances, federal preemption and application of an out-of-state choice of law provision will not, or may not, be available for the benefit of certain non-bank purchasers of loans to defend against a state law claim of usury.

Over the past few years there have been several litigation and enforcement actions aimed at issuing banks and their non-bank lending partners. These actions have primarily challenged the validity of the issuing bank partner model that is used by many non-bank lenders as described in greater detail above.

In May 2015, the U.S. Court of Appeals for the Second Circuit held in Madden v. Midland Funding, LLC that federal law did not preempt a state’s interest rate limitations when applied to a non-bank debt buyer of a consumer credit card loan seeking to collect interest at the rate originally contracted for by a national bank. The Second Circuit did not decide, and remanded to the U.S. District Court for the Southern District of New York, the question of whether New York law (the law of the state where the debtor lived) or Delaware law (the governing law stated in the loan agreement) governed the terms of the loan agreement.  Although the Second Circuit case was appealed, in June 2016 the United States Supreme Court declined to review the case, which had the effect of leaving the decision of the Second Circuit intact.

In February 2017, the U.S. District Court for the Southern District of New York on remand held that applying the Delaware choice of law specified in the loan contract, which would have resulted in the application of Delaware law that has no applicable limit on allowable interest rates, would violate a fundamental public policy of New York's criminal usury statute. The court then concluded that the New York usury law, and not Delaware law, applied to the consumer loan at issue in the case.

The Second Circuit’s holding in the Madden case is binding on federal courts in the states included in the Second Circuit - New York, Connecticut and Vermont. If the Second Circuit's decision were extended and upheld by courts outside of the Second Circuit, it could pose a challenge to the federal preemption of state interest rate limitations for loans made by issuing bank partners in those states. Additionally, if the decision by the U.S. District Court for the Southern District of New York applying the law of the state of the borrower (rather than the governing law stated in the loan agreement) were applied by a state or federal court outside of the Southern District of New York, then loans originated by us (or a portion of the principal and/or interest on such loans) might be unenforceable, and penalties could apply depending if the terms of such loans were deemed contrary to the law of the state of the borrower. There could be other related liabilities and reputational harm if lending platform or a subsequent transferee of a bank-issued loan were to seek to collect on those amounts deemed to be in violation of applicable state law. In addition, the U.S. District Court in the Madden case certified a class action to pursue other remedies against the defendants in that case. It is possible that other out-of-state lenders making loans to borrowers in New York, including us, may be subject to similar claims.

While the Madden decision suggests that non-bank purchasers may not be entitled to utilize federal preemption of state interest rate limitations for loans made by issuing bank partners in those states, there have also been numerous litigation and enforcement actions that challenge the status of the issuing bank partner as the “true lender” of the loan in question. These actions primarily rely on the reasoning set forth in CashCall, Inc. v. Morrisey. The court relied on a “predominate economic interest” test that sought to determine which party (as between the issuing bank and the non-bank lending platform) retained the most economic risk in the loan transaction and should, therefore, be deemed the “true lender” of the loan. The CashCall decision and other similar actions challenge whether the loans should be subject to the interest rate limitations in the state where the consumer is located rather than in the bank’s home state because the non-bank lending platform, and not the bank, is the “true lender.” The state law remedies with respect to the "true lender" actions vary depending on the jurisdiction in which the action is filed.

The U.S. District Court’s decision in the Madden case, if extended to apply to our loans, and the various "true lender" actions referenced above, could limit the interest rates we can charge on certain of our loans in New York and possibly in the other states that have criminal usury caps, namely Florida, Georgia, Louisiana, Massachusetts, Michigan, New Jersey, Ohio, and Pennsylvania. In those circumstances, we may need to alter the terms of certain loans we make in those states or otherwise change the way we do business in those states, we may be subject to litigation and we may suffer an adverse impact on our business.

Security breaches of customers’ confidential information that we store may harm our reputation and expose us to liability.

We shall store our customers’ bank information, credit information and other sensitive data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and we could lose customers.

California Consumer Privacy Act of 2018.

In 2018, the California Consumer Privacy Act was passed into law, to be effective January 1, 2020. This law would broaden consumer rights with respect to their personal information, imposing obligations to disclose the categories and specific pieces of personal information a business collects, providing consumers the right to opt out of the sale of personal information and the right to request that a business delete any personal information about the consumer under certain circumstances. The California Consumer Privacy Act could be amended prior to its effective date, which could impact the obligations imposed by the law. Other states may adopt laws similar to the California Consumer Privacy Act, and the federal government may adopt a federal law on the topic that could fully or partially preempt the California Consumer Privacy Act.

The collection, processing, use, storage, sharing and transmission of personal data could give rise to liabilities as a result of federal, state and international laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our customers.

We shall collect, process, store, use, share and/or transmit a large volume of personally identifiable information and other sensitive data from current, past and prospective customers. There are federal, state, and foreign laws regarding privacy and the collection, use, storage, protection, sharing and/or transmission of personally identifiable information and sensitive data. Additionally, many states continue to enact legislation on matters of privacy, information security, cybersecurity, and data breach and data breach notification requirements.

Any violations of these laws and regulations may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, address legal claims, and sustain monetary penalties, reputational damage and/or other harms to our business.

Furthermore, our online privacy policy and website shall make certain statements regarding our privacy, information security, and data security practices with regard to information collected from our customers. Failure to adhere to such practices may result in regulatory scrutiny and investigation, complaints by affected customers, reputational damage and other harm to our business. If either we, or the third party service providers with which we share customer data, are unable to address privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

Financial regulatory reform relating to asset-backed securities has not been fully implemented and there is uncertainty regarding its continuation, both of which could have a significant impact on our ability to access the asset-backed market.

We shall rely upon asset-backed financing for a significant portion of our funds with which to carry on our business. Asset-backed securities and the securitization markets were heavily affected by the Dodd-Frank Act, which was signed into law in 2010, and have also been a focus of increased regulation by the SEC. However, some of the regulations to be implemented under the Dodd-Frank Act have not yet been finalized and other asset-backed regulations that have been adopted by the SEC have delayed effective dates. For example, the Dodd-Frank Act mandates the implementation of rules requiring securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. In October 2014, the SEC adopted final rules in relation to such risk retention, but such rules did not become effective with respect to our transactions until late in 2016. In addition, the SEC previously proposed separate rules which would affect the disclosure requirements for registered as well as unregistered issuances of asset-backed securities. The SEC has recently adopted final rules which affect the disclosure requirements for registered issuances of asset-backed securities backed by residential mortgages, commercial mortgages, auto loans, auto leases and debt securities. However, final rules that would affect the disclosure requirements for registered issuances of asset-backed securities backed by other types of collateral or for unregistered issuances of asset-backed securities have not been adopted. Additionally, there is general uncertainty regarding what changes, if any, may be implemented with regards to the Dodd-Frank Act. Any new rules or changes to the Dodd-Frank Act (or the current rules thereunder), if implemented could adversely affect our ability to access the asset-backed market or our cost of accessing that market.

Servicemembers Civil Relief Act.

The federal Servicemembers Civil Relief Act (SCRA) allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties. The SCRA requires us to adjust the interest rate of borrowers who qualify for and request relief. If a borrower with an outstanding loan qualifies for SCRA protection, we will reduce the interest rate on the loan to 6% for the duration of the borrower’s active duty. During this period, the investors who have invested in such a loan will not receive the difference between 6% and the loan’s original interest rate. For a borrower to obtain an interest rate reduction on a loan due to military service, we shall require the borrower to send us a written request and a copy of the borrower’s mobilization orders. We shall not take military service into account in assigning loan grades to borrower loan requests and we do not disclose the military status of borrowers to investors.

Military Lending Act.

The Military Lending Act (MLA) restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents. The MLA caps the interest rate that may be offered to a covered borrower to a 36% military annual percentage rate, or “MAPR,” which includes certain fees such as application fees, participation fees and fees for add-on products. Prior to a recent amendment of the rules under the MLA, the MLA applied only to certain short-term loans. The rule’s amendment extends the 36% rate cap to most types of consumer credit. The MLA also requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product.

Electronic Fund Transfer Act and NACHA Rules.

The federal Electronic Fund Transfer Act (EFTA) and Regulation E that implements it provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by the National Automated Clearinghouse Association (NACHA). Most transfers of funds in connection with the origination and repayment of loans are performed by ACH. We shall obtain necessary electronic authorization from borrowers and investors for such transfers in compliance with such rules. We shall also comply with the requirement that a loan cannot be conditioned on the borrower’s agreement to repay the loan through automatic fund transfers.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act.

The federal Electronic Signatures in Global and National Commerce Act (ESIGN), and similar state laws, particularly the Uniform Electronic Transactions Act (UETA), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. ESIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions and provide disclosures to consumers, to obtain the consumer’s consent to receive information electronically. When a borrower or investor registers on our platform, we shall obtain his or her consent to transact business electronically, receive electronic disclosures and maintain electronic records in compliance with ESIGN and UETA requirements.

Bank Secrecy Act.

In cooperation with our issuing banks, we shall implement various anti-money laundering policies and procedures to comply with applicable federal law. With respect to new borrowers and investors, we shall apply the customer identification and verification program rules and screen names against the list of specially designated nationals maintained by the U.S. Department of the Treasury and OFAC pursuant to the USA PATRIOT Act amendments to the Bank Secrecy Act and its implementing regulations.

New Laws and Regulations.

From time to time, various types of federal and state legislation are proposed and new regulations are introduced that could result in additional regulation of, and restrictions on, the business of consumer lending. We cannot predict whether any such legislation or regulations will be adopted or how this would affect our business or our important relationships with third parties. In addition, the interpretation of existing legislation may change or may prove different than anticipated when applied to our business model. Compliance with such requirements could involve additional costs, which could have a material adverse effect on our business. As a consequence of the extensive regulation of commercial lending in the United States, our business is particularly susceptible to being affected by federal and state legislation and regulations that may increase the cost of doing business.

DETERMINATION OF OFFERING PRICE

Our Offering Price is arbitrary with no relation to value of the company. This Offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the Common Stock offered under this offering.

ITEM 4.           DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.

As at December 31, 2018, December 31, 2017 and date of this filing, there were an aggregate of 16,700,000 and 12,000,000 shares of Company Common Stock issued and outstanding respectively.

Our net tangible book value as of December 31, 2018 and December 31, 2017 was -$10,045 or -$0.0051 and -$5,191 or -$0.00043 respectively per then-outstanding share of our Common Stock, based on 16,700,000 and 12,000,000  outstanding shares of Common Stock at December 31, 2017 and December 31, 2018. Our net tangible book value as of the date of this Offering Circular Amendment was -$10,045 or -$0.0051 per share of our Common Stock, based on 16,700,000 outstanding shares of Common Stock as at the date of this Offering Circular. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

If the maximum 5,000,000 shares of Common Stock in this Offering at the initial public offering price of $10.00 per share, after deducting approximately $5,000,000 in maximum sales commissions and other offering expenses payable by us, our pro forma as adjusted net tangible book value would have been approximately $45,000,000 ($2.024 per share) as at December 31, 2018. This amount represents an immediate increase in pro forma net tangible book value of $2.024 per share to our existing stockholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately ($7.98) per share to new investors purchasing shares of Common Stock in this Offering at a price of $10.00 per share.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after our estimated offering expenses of $5,500,000, $4,125,000, $2,750,000 and $1,375,000, respectively):

Funding Level	$50,000,000		$37,500,000		$25,000,000		$12,500,000
Offering Price	$10		$10		$10		$10
Pro forma net tangible book value per Common Stock share before the Offering	$-0.00051		$-0.00051		$-0.00051		$-0.00051
Increase per common share attributable to investors in this Offering	2.024		1.599		1.126		0.597
Pro forma net tangible book value per Common Stock share after the Offering	$2.024		$1.599		1.126		0.596
Dilution to investors	$-7.98		$-8.40		$-8.87		$-9.40
Dilution as a percentage of Offering Price	-79.76%	%	-84.01%	%	-88.74%	%	-94.04%	%

1) FUNDING LEVEL - total price raised if 100%, 75%, 50% or 25% of share sold.

2) OFFERING PRICE - price offered per one share to buyer.

3) NET TANGIBLE BOOK VALUE PER COMMON SHARE BEFORE OFFERING - A method of valuing a company that excludes intangible assets, such as good will. To compute, divide total tangible assets by the total number of shares outstanding. This is the value per share if the company were to go bankrupt and have to liquidate its assets.

4) INCREASE IN NET TANGIBLE BOOK VALUE PER COMMON SHARE ATTRIBUTABLE TO INVESTORS - THE NUMBER INDICATES by how much net tangible book value increased. How to calculate: PRO FORMA NET TANGIBLE VALUE PER COMMON SHARE AFTER OFFERING - (MINUS) NET TANGIBLE BOOK PER COMMON SHARE BEFORE OFFERING.

5) NET TANGIBLE BOOK VALUE PER COMMON SHARE AFTER OFFERING - A method of valuing a company that excludes intangible assets, such as good will after the offering (after 100%, 75%, 50% or 25% of shares are sold). To compute, divide total tangible assets including raised funds by the new total number of shares outstanding. This is the value per share if the company were to go bankrupt and have to liquidate its assets.

6) AMOUNT OF IMMEDIATE DILUTION TO INVESTORS - A reduction in the ownership percentage of a share of stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optional securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the company, making each share less valuable. Dilution also reduces the value of existing shares by reducing the stock's earnings per share.

7) DILUTION TO NEW SHAREHOLDERS AS A PERCENTAGE OF OFFERING PRICE - A reduction in the ownership percentage of a share of stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optional securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the company, making each share less valuable. Dilution also reduces the value of existing shares by reducing the stock's earnings per share.

The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after our estimated offering expenses of $5,500,000, $4,125,000, $2,750,000 and $1,375,000, respectively), the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.0063 per share paid by existing stockholders and $10.00 per share paid by investors in this Offering.

	Shares Purchased			Total Consideration
	Number	Percentage		Amount	Percentage
Assuming 100% of Shares Sold:
Existing stockholders	19,700,000	79.76%	%	$57,700	0.115%	%
New Investors	5,000,000	20.24%	%	$50,000,000	99.88%	%
Total	24,700,000	100%		$50,057,700	100%

	Shares Purchased			Total Consideration
	Number	Percentage		Amount	Percentage
Assuming 75% of Shares Sold:
Existing Stockholders	19,700,000	84.009%	%	$57,700	0.154%	%
New Investors	3,750,000	15.991%	%	$37,500,000	99.846%	%
Total	23,450,000	100%		$37,527,700	100%

	Shares Purchased			Total Consideration
	Number	Percentage		Amount	Percentage
Assuming 50% of Shares Sold:
Existing Stockholders	19,700,000	86.979%	%	$57,700	0.230%	%
New Investors	2,500,000	13.021%	%	$25,000,000	99.770%	%
Total	22,200,000	100%		$25,027,700	100%

	Shares Purchased			Total Consideration
	Number	Percentage		Amount	Percentage
Assuming 25% of Shares Sold:
Existing Stockholders	19,700,000	93.036%	%	$57,700	0.459%	%
New Investors	1,250,000	6.964%	%	$12,500,000	99.541%	%
Total	20,950,000	100%		$12,527,700	100%

ITEM 5.    PLAN OF DISTRIBUTION

The shares are being offered by us on a “best-efforts” basis by our officers, directors and employees, with the assistance of independent consultants, and possibly through registered broker-dealers who are members of the Financial Industry Regulatory Authority (“FINRA”) and finders. As of the date of this Offering Circular, unless otherwise permitted by applicable law, we do not intend to accept subscriptions from investors in this Offering who reside in certain states, unless and until the Company has complied with each such states’ registration and/or qualification requirements or a FINRA-member broker-dealer has been engaged by the Company to consummate and process sales to investors in such states. We reserve the right to temporarily suspend and/or modify this Offering and Offering Circular in the future, during the Offering Period, in order to take such actions necessary to enable the Company to accept subscriptions in this Offering from investors residing in such states identified above.

The shares are being offered by us are self-underwritten and are being offered and sold by the Company’s officers. No compensation will be paid to any officer, director, or any affiliated company or party with respect to the sale of this offering. This means that no compensation will be paid, with respect to the sale of the shares are being offered, to Ms. Ogbozor, Mssr. Mbagwu, Uzoh, Igwealor or affiliated companies. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction.  Neither the Company, its Officers, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers.

There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a “rolling basis.” This means we will be entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, offering expenses, reimbursements, and other uses as more specifically set forth in the “Use of Proceeds” contained elsewhere in this Offering Circular.

We may pay selling commissions to participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the Common Stock shares. We may pay finder’s fees to persons who refer investors to us. We may also pay consulting fees to consultants who assist us with the Offering, based on invoices submitted by them for advisory services rendered. Consulting compensation, finder’s fees and brokerage commissions may be paid in cash, Common Stock or warrants to purchase our Common Stock. We may also issue shares and grant stock options or warrants to purchase our common stock to broker-dealers for sales of shares attributable to them, and to finders and consultants, and reimburse them for due diligence and marketing costs on an accountable or non-accountable basis. We have not entered into selling agreements with any broker-dealers to date, though we may engage a FINRA registered broker-dealer firm for offering administrative services. Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular.

Our Offering will expire on the first to occur of (a) the sale of all 5,000,000 shares of Common Stock offered hereby, (b) August 31, 2019, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company, or (c) when our board of directors elects to terminate the Offering.

The Company, subject to Rule 255 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. We will offer the securities as permitted by Rule 251 (d)(1)(iii) whereby offers may be made after this Offering has been qualified, but any written offers must be accompanied with or preceded by the most recent offering circular filed with the Commission for the Offering. The Company plans to solicit investors using the Internet through a variety of existing internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website. The Company website is in the process of being developed.

Please note that the Company will not communicate any information to prospective investors without providing access to the Offering. The Offering may be delivered through the website that is in the process of being developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 255 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this offering statement being declared qualified and a final Offering is available.

Prior to the acceptance of any investment dollars or Subscription Agreements, the Company will determine which state the prospective investor resides. Investments will be processed on a first come, first served basis, up to the Offering Amount of $50,000,000.

The Offering Period will commence upon the Offering Statement being declared qualified.

No sale will be made to a prospective investor if the aggregate purchase price payable is more than 10% of the greater of the prospective investor’s annual income or net worth. Different rules apply to accredited investors and non-natural persons.

Quarterly, the Company will report to the shareholders and will supplement this Offering with material and/or fundamental changes to our operations. We will also provide updated financial statements to all shareholders and prospective shareholders.

In compliance with Rule 253(e) of Regulation A, the Company shall revise this Offering Statement during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252.

ITEM 6.  USE OF PROCEEDS

Assuming the sale by us of the Maximum Offering of $50,000,000 and estimated commissions and expenses of $5,000,000, the total net proceeds to us would be $45,000,000 (excluding certain Offering related expenses, including without limitation, media expenses, website posting fees, and professional fees, which could equal or exceed $2,000,000), which we currently intend to use as set forth below. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used.  We are currently negotiating the acquisitions of four businesses we identified in Item 1, which would cost CBDZ about $1 million to acquire. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of Common Stock assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock shares offered for sale in this Offering.

Percentage of Offering Sold and Budgeted Use of Proceeds

	100%	75%	50%	25%
Marketing Expenses(3)	$1,000,000	$750,000	$500,000	$250,000
Research & Development	$500,000	$375,000	$250,000	$125,000
Offering Expenses(4)	$2,000,000	$1,250,000	$1,000,000	$500,000
SG&A Expenses and Working Capital(1)	$5,500,000	$4,675,000	$2,750,000	$1,275,000
Financing Capital to Finance Products (2)	$30,700,000	$22,725,000	$15,350,000	$7,775,000
Strategic Partnerships/Acquisitions(5)	$5,000,000	$3,750,000	$2,500,000	$1,250,000
Miscellaneous Operating Expenses	$300,000	$225,000	$150,000	$75,000
TOTAL	$45,000,000	$33,750,000	$22,500,000	$11,250,000

(1)

Includes up to $1,500,000 that will be used to pay salaries and related compensation of executive officers and directors of the Company during 2019, pursuant to contemplated unwritten employment agreements with such persons. See “Management – Executive Compensation” elsewhere in this Offering Circular.

(2)	Represents the estimated portion of the proceeds from this Offering that would be allocated to Financing Capital to be used for our financial products and services.

(3)	Represents the estimated portion of the proceeds from this Offering that would be allocated to marketing expenses, including social media and print marketing.

(4)

Represents the estimated portion of the proceeds from this Offering that would be allocated to organizing offering promotion activities including events, seminars, conferences, workshops, and other events.

(5)	Represents the estimated portion of the proceeds from this Offering that would be allocated to acquisitions of businesses and assets that would help us to execute our business plan.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

ITEM 7. DESCRIPTION OF BUSINESS

OUR BUSINESS

Organization Overview

Cannabinoid Biosciences, Inc., a California corporation (the “Company,” “Cannabinoid Biosciences,” “we,” “us” and “our”), is a start-up company that intends to engage in the development of financial products and services for the legal-cannabis businesses in California (the “Services” or the “Products”). The Company has elected its fiscal year end to be December 31st.

Business Strategy

Cannabinoid Biosciences, Inc. (“CBDZ”) is a biopharmaceutical company, which intends to engage in the discovery, development, and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. We intend to operate through the following segments: we intend to: (1) conduct research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2) build and manage a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses; (3) start providing financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-cannabis businesses; and (4) start providing professional bookkeeping, top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to cannabis businesses and investors in California and other states that has legalized cannabis.

Although the Company would provide services to the industry, it does not grow, transport, harvest, or sell cannabis. Furthermore, it does not currently maintain an ownership interest in any marijuana dispensaries or production facilities.

At this time, Cannabinoid Biosciences does not grow, process, own, handle, transport, or sell marijuana, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids as the Company is organized and directed to operate strictly in accordance with all applicable state and federal laws. However, as the legal environment changes in California and other states, the Company’s management may explore business opportunities that may involve ownership interests in dispensaries and growing/cultivation operations if and when such business opportunities become legally permissible under applicable state and federal laws.

On the financing side, the Company would offer capital to dispensaries, producers, property owners, and other legal cannabis industry participants. In an industry where traditional banking opportunities are limited, the Company would provide lines of credit, property financing, and commercial loans. For example, the Company has finished its review and underwriting of eight entities to whom it would provide financing for the acquisition of agricultural property in Northern California in exchange for promissory notes. The Company is especially interested in helping entrepreneurs start legal cannabis businesses, as new operations are more likely to be in need of services (e.g., compliance consulting, inventory management, and tax planning) to be offered by the Company and its experienced team. Some, but not all of these loans, would be secured. The Company would make funding available only to those deemed compliant by the Company’s lending policies and procedures.

Cannabinoid Biosciences would also offers property management services to landowners in the legal cannabis industry. The Company’s property management capabilities include tenant screening, rent collection, property improvements, general maintenance and repair. One of the principals of the company, Mr. Frank Igwealor is a California licensed Real Estate Broker and has over 13 years of experience in the industry.  The Company is presently reviewing eight Exclusive Leasing and Property Management Agreements with five year terms in place with agricultural landowners. Monthly management fees equal to $1,500 would be due Cannabinoid Biosciences under each of these eight agreements and may be payable by the landowner pursuant to a revolving promissory note for a period not exceeding 24 months. Property management pricing for other potential new clients will vary depending on the type of property and the particular client’s needs.

On the services side, the Company would provide compliance solutions, management, accounting, human resources, tax planning, and operational consulting. The following below is a summary of the types of services the Company would offer:

Funding and Financing Solutions

Our goal is to become the funding and financing service partner of choice in the legal California cannabis market before expanding nationwide if and when applicable state and federal laws  allow us to do so. We would offer financing and financial aid to collectives, dispensaries, producers, and product businesses in the legal cannabis industry with alternative funding and financing solutions. In the evolving legal cannabis industry, where traditional banking opportunities are limited, we would step in to provide the lending services; lines of credit, property financing, and/or commercial loans.

Compliance Solutions

Our compliance team would guide our clients through the complex and ever-changing regulatory landscape regarding the legal cannabis industry. Legal cannabis retail, production, and product manufacturers must comply with all regulations in the highly governed legal cannabis industry, as local and state laws dictate different business requirements. Since complying with applicable regulations can be complex, we would serve our clients in areas such as entity selection, internal bookkeeping, government reporting, and inventory and patient records tracking in order to help our clients be compliant.

Commercial Build Out and Dispensary Solutions

In addition, we intend to offer accounting build-out and commercial services to our clients. Whether it is financial assistance, real estate consulting, operations design, or building construction, our Company would help design and rollout services for the clients. We would also offer traditional business services to dispensaries as well. These services include human resources, payroll, workers compensation, donation accounting, tax planning, government audit preparation, and succession strategies. It is important to note that we do not intend to be a “one size fits all” organization, but would provide solutions tailored for each business needs.

Supply Chain Solutions

We intend to offer assistance in the design, planning, and execution of supply chain control and monitoring systems for legal cannabis retail and production facilities. Our objective is to create overall value for our book of contracts, build a competitive infrastructure, coordinate logistics, and assist in providing metrics to synchronize supply and demand, while monitoring, measuring and reporting performance. We are currently compiling a catalogue of unique products and pricing that we can offer to all industry participants.

Potential Future Opportunities

If and when such business opportunities become legally permissible under applicable state and federal laws, Cannabinoid Biosciences would begin to make material investments in entities that have secured relevant licenses and permits to breed and grow certain cannabis varieties and ensure that these entities select varieties that will yield cannabinoid oils suitable in specific treatments for diseases and medical conditions.  Changes in our business plan then would include the following activities:

1.      Identify privately held entities with the best prospects for low-cost cultivation and high-margin dispensaries;

2.      Inject capital into selected candidates

3.      Monitor performance and rebalance portfolio

4.      Harness the biochemical variation that exists between different cannabis strains, producing a wide variety of cannabinoids

Competition

We would be competing for industry participants with other companies that offer similar services. We anticipate that competition will increase, and will increase even more if and when applicable state and federal laws change the legal landscape of the cannabis industry.  While there is no clear leader or one distinct competitor in the Los Angeles or California marketplace that provides accounting solutions to the legal cannabis industry.  As of April 2018, California has a total count of 1,733 active licenses that include 134 dispensaries and production facilities, and 358 licensed recreational marijuana stores, in what has been coined “a cottage industry”. Accordingly, with services that are deemed essential and valuable to the clients, we believe that we can enter and become a market dominant brand; however, there can be no assurance that we will be successful in accomplishing our business initiatives, or that we will be able to maintain significant levels of revenues, or recognize net income for providing our services.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights consist of, among other things, client databases, marketing ideas, operational and agricultural technology knowhow, industry network and database, trade secrets and others.

We intend to have a policy of entering into confidentiality and non-disclosure agreements with our employees and some of our vendors and customers as we deem necessary. These agreements and policies are intended to protect our intellectual property, but we cannot ensure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or adverse infringement claims. We cannot prevent piracy of our methods and features, and we cannot fully determine the extent to which our methods and features are being pirated.

Research and Development

We have not spent any amounts on research and development activities.  We have recently engaged two Scientist (1) Henry T. Mayers, a CBD expert with extensive experience in CBD extraction and product formulation; and (2) Leke Bosoro, MD, a clinical research professional with background Oncology and Hematology, Cardiovascular System, Neurology, Nephrology, and Inflammation.  These two are already in advanced stage of discussion with CBDZ about their part in our effort of discovery, development and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas.

Government Regulations

As at November 15, 2018, Thirty-three states and the District of Columbia currently have passed laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment.  The District of Columbia and 10 states -- Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington -- have adopted the most expansive laws legalizing marijuana for recreational use.  Many other states are considering similar legislation. Conversely, under the Controlled Substance Act (the “CSA”), the policies and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, there is a risk that federal authorities may enforce current federal law, and our potential clients may be deemed to be in violation of the CSA.

 Employees

As of the date of this Offering Circular, we had five (5) full-time and part-time employees and eight (8) consultants. We are also prioritizing a list of potential scientist to join our R&D department.  None of our employees is subject to a collective bargaining agreement, and we believe that our relations with our employees generally are good.

ITEM 8.  DESCRIPTION OF PROPERTY

Property

We lease and maintain our primary offices at 3699 Wilshire Blvd., Suite 610, Los Angeles, California 90010. We do not currently own any real estate.

ITEM 9.  MANAGEMENT'S DISCUSSION & ANALYSIS OF  FINANCIAL

                 CONDITION & RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” "Cautionary Statement regarding Forward-Looking Statements" and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Summary of Results

The following table summarizes the results of our operations for the period from inception on May 6, 2014 (inception) to December 31, 2018.

Cannabinoid Biosciences, Inc.

Statement of Operations
May 6, 2014 (Inception) to December 31, 2018

REVENUE	$0

OPERATING EXPENSES
Rent expense	9,760
Telephone	6,740
Other operating expense	20,446
Total Operating Expenses	36,945
Net Loss	$(36,945)
Basic and diluted weighted average common shares outstanding	16,700,000
Basic and diluted loss Per Share	$(0.002212)

For the period from May 6, 2014 (inception) to December 31, 2018.

Revenues. Cannabinoid Biosciences, Inc., is a pre-revenue development stage company purposed to engage in biopharmaceutical research and development, building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness businesses, and provide financial products and professional services to the legal-cannabis businesses in California. No revenues since the Company’s inception on May 6, 2014 (inception) to December 31, 2018.

Cost of Goods Sold. The Company remains in developmental stage and, in conjunction with not having any operational revenue, it has incurred no Cost of Goods and Services Sold.

General and Administrative expenses. General and administrative expenses for the period of May 6, 2014 (inception) to December 31, 2018 were $35,938.

Selling and Marketing Expenses. Selling and marketing expenses for the period of May 6, 2014 (inception) to December 31, 2018 were $0.

 Net Loss. For the foregoing reasons, our net loss was $35,938 for the period from May 6, 2014 (inception) to December 31, 2018.

 Liquidity, Capital Resources and Twelve Months Plan of Operations

Going Concern

Our financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During period from May 6, 2014 (inception) to December 31, 2018, the Company incurred net losses of $35,938. Initially, we intend to finance our operations through equity and debt financings.

As at December 31, 2018, our cash and cash equivalents was $1,393.  Unless we receive additional private financing or we receive a minimum of $2,000,000 from the proceeds of this Offering, we will not be able to conduct our planned operations. We estimate that if we receive a minimum of $2,000,000 of private financing or from the proceeds of this Offering, our existing capital resources will permit us to conduct our planned operations for only approximately 180 days following the date of this Offering Circular. Accordingly, our business plan is dependent on our raising sufficient proceeds from this Offering. In addition, we may have to raise additional interim capital from other private sources. There can be no assurance that such needed capital will be available or even if available that it will not be extremely dilutive to the equity of potential investors in this Offering.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Financings and Securities Offerings

Between January 1 and March 26, 2019, the Company raised $30,000 from one affiliated investor, our board chairman, in exchange for 3,000,000 shares of its common stock.  The share sales are subject to Rule 144 restrictions.

The Company presently intends to raise additional capital to fund its operating expenses prior to the commencement of this Offering under Regulation A+, and plans to conduct a private placement of debt securities or its Common Stock pursuant to Regulation D and/or Regulation S prior to the qualification of this Offering by the SEC. The Company must raise additional equity or debt financing, both now and in the future following this Offering. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow.

Since inception, our principal sources of operating funds have been proceeds from equity financing including the sale of our Common Stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelve-month period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

Twelve Months Plan of Operations

As CBDZ moves ahead to implement its business plan, CBDZ will begin to: (1) conduct research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2) build and manage a portfolio of revenue-generating cloud-based, internet/web powered or online businesses; (3) start providing financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-cannabis businesses; and (4) start providing professional bookkeeping, top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to cannabis businesses and investors in California and other states that has legalized cannabis.

During the first stages of our growth (until we raise $1 million or more), our officers and directors will provide all of the labor required to execute our business plan at our current location. Our officers will be devoting at least 15 hours per week to our operations. Depending on how much funds we would be able to secure, we also plan to acquire four businesses that we have identified to complement our service offerings to our clients. We do not require any additional office space, until we have finished the phase of deploying all the proceeds from this offering.  Once we reach this threshold (raising $1 million), our officers have agreed to commit more time as required, plus additional stuff could be hired to execute our business plan.

CBDZ is already in discussion with certain prospective clients whose securities are trading on the CSE to providing: (1) top-level financial reporting for Canadian Securities Exchanges (CSE), and investor consumption; (2) GAAP to IFRS conversion of audited financial statements for Canadian exchanges listing compliances, and (3) workpapers, COGS analytics, technical accounting memos, Footnotes draft, and all other necessary documentation needed to complete their CSE filing requirements.  Furthermore, CBDZ has finished its review and underwriting of eight entities to which it would provide financing for the acquisition of agricultural property in Northern California in exchange for promissory notes.

In addition to the above activities, CBDZ has also identified four candidates (two professional services providers and two small business lenders) that met our given investment/acquisition. We intend to acquire the four businesses as soon as we have raised $1 million from this offering.  The current owners of the businesses have agreed to sell the businesses for: (1) professional services provider 1 with six employees = $275,000; (2) professional services provider 2 with eight employees = $320, 000; (3) small business lenders 1 with four employees = $225,000; and (4) small business lenders 2 with three employees = $180,000 respectively, for a total of $1 million.

We have conducted limited due diligence on the four businesses, including a review of each of the businesses’ operations, financial statements and records.  We could acquire them simultaneously or one-at-a-time basis.  We believe that once consummated, these acquisitions would boost CBDZ’s accounting support and financial solutions to the legal cannabis industry.

We have not entered into a binding agreement with the sellers of these four businesses because we are not certain that we could raise the $1 million required to acquire these businesses.  There is no assurance that we would be able to acquire the businesses or that the sellers would wait for us to raise the necessary capital for the acquisition.   While we are trying to raise capital through this offering, the sellers may decide to sell the four businesses to other buyers or change their mind about selling the businesses.  Moreover, there can be no assurance that we will be able to raise the capital necessary to acquire, own or hold these investments or businesses:

Moreover, there can be no assurance that we will be able to raise the capital necessary to execute our business plan and also to acquire, own or hold these investments/businesses:

•         alongside financing our ongoing operation, we also intend to finance the acquisitions of identified four (two professional services providers and two small business lenders) businesses with part of the proceeds from this offering;

•         we have no additional sources or commitments to finance our operations and  the acquisitions of the four identified businesses;

•         there is no guarantee that we will be able to obtain sufficient financing for our operations and  the acquisitions of the four identified businesses;

•         we have not entered into a firm written agreements to acquire these four businesses because their owners is requiring a proof of fund prior to entering binding agreement;

•         even if we are able to raise capital through this offering, we may not be able to acquire the four businesses  if the sellers change their mind about selling to us since we have no contract with the seller requiring them to sell the businesses to us;

•         there is no guarantee that the sellers would still be willing to sell to us; and

•         although addition of the four identified businesses would boost our operations and revenue, in the event that we are unsuccessful on the acquisitions, CBDZ would still move forward with other aspects of  our business plan including the biopharmaceutical research and development and health and wellness promotion activities.

Our operations will be conducted on four platforms comprising of: (1) research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2) building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online health and wellness  businesses; (3) providing financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-cannabis businesses; and (4) providing professional bookkeeping, top-level financial reporting, Accounting, CSE Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, Section 280E Tax, and Biological Assets Valuation to cannabis businesses and investors in California and other states that has legalized cannabis.

Within the next twelve months, we intend to use the first $1 million we could raise to hire employees such as research scientists, bookkeepers, accountants, loan processors and underwriters; build and manage cloud-based health and wellness platform; and acquire and consolidate the four identified businesses.  Thereafter, we intend to use the remaining $44 million to grow the volume of our financial products, consolidate our commercial position and improve our cash-flow and financial condition.

We intend to implement the following tasks within the next twelve months:

  Month 1-3: Phase 1 (1-3 months in duration; $600,000 to $1 million in estimated fund receipt)
    Hire the 2 scientists, Henry and Leke, hire 2 bookkeepers and 1 underwriter and 1 processor and a clerical staff to implement our business plan.
    Sign purchase agreement with the sellers of the 4 businesses identified above;
    Acquire and consolidate the operations of all four businesses.
  Month 3-6 Phase 2 (1-3 months in duration; cost control, process improvements, admin & mngt.).
    Integrate acquired business into the Company’s model – consolidate the operations of the businesses including integration of their accounting and finance systems, synchronization of their operating systems, and harmonization of their human resources functions.
    Sell additional $18 million of offering and use the proceeds to effectuate our business plan.
    Complete and file quarterly reports and other required filings for the quarter
  Month 6-9:  Phase 3 (1-3 months in duration; $30 million in estimated fund receipt)
    Identify and acquire complementary/similar businesses or assets in the target market
  Month 9-12: Phase 4  (1-3 months duration; use acquired businesses’ free cash flow for more acquisitions)
    Run the businesses efficiently, giving employees a conducive and friendly workplace and add value to investors and shareholders by identifying and reducing excesses and also identifying and executing growth strategies
    Acquire service-providers in the industry at or below their book-value or undervalued businesses, restructure the businesses, and sell the businesses for profit or hold them for cash flow.
  Operating expenses during the twelve months would be as follows:
    For the six months through June 30, 2019, we anticipate to incur general and other operating expenses of $238,000.
    For the six months through December 31, 2019 we anticipate to incur additional general and other operating expenses of $328,000.

As noted above, the execution of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital through the sale of shares offered for sale in this Offering Circular we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months. If we are unable to do so, our ability to continue as a going concern will be in jeopardy, likely causing us to curtail and possibly cease operations.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Even if we raise additional capital in the near future, if our current business plan is not successfully executed, our ability to fund our biopharmaceutical research and development, or our financial product deployment and services efforts would likely be seriously impaired. The ability of a biopharmaceutical research and development business and continuing operations is conditioned upon moving the development of products and services toward commercialization. If in the future we are not able to demonstrate adequate progress in the development and commercialization of our product, we will not be able to raise the capital we need to continue our business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Credit Facilities and Accounts Payable

We do not have any credit facilities or other access to bank credit. We do not have any account payable balance as at March 26, 2019.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We may, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

As of the date of this Offering Circular, we do not have any contractual obligations, commitments or contingencies.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

As a company that intend to provide financing to other small businesses, in the ordinary course of our lending business, we would typically be exposed to market risk of the sort that may arise from changes in interest rates.  However, since we have not started our planned lending business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act”) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.0 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company”.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within one hundred twenty (120) calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within ninety (90) calendar days after the end of the first six (6) months of the issuer's fiscal year.

ITEM 10.    DIRECTORS, EXECUTIVE OFFICERS & CORPORATE GOVERNANCE

The following is a list of our currently active, interim, and planned executive officers and directors and their respective ages and positions as of the date of this Offering Circular. Some of the officers listed below are currently engaged on a part-time or interim basis, however, it is the Company’s intent that all of the officers listed below will become full-time officers upon the successful completion of this Offering.

Name	Position	Term of Office
Executive Officers:
Dr. Solomon Mbagwu, MD	Executive Chairman	Since November 2018
Azuka L Uzoh, Esq.	General Counsel, Vice Chairman	Since November 2018
Patience C Ogbozor	President and Chief Executive Officer	Since November 2018
Frank I Igwealor, CPA, CMA, JD, MBA, MSRM	Vice President and Chief Financial Officer	Since November 2018

Directors:
Dr. Solomon Mbagwu, MD	Director (Board Chairman)	Since November 2018
Azuka L Uzoh, Esq.	Director (Board Vice Chairperson)	Since May 2014
Patience C Ogbozor	Director	Since May 2015
Frank I Igwealor, CPA, CMA, JD, MBA, MSRM	Director	Since May 2014

During the past five (5) years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Executive Officers and Directors

Dr. Solomon KN Mbagwu, Chairman:  Solomon KN Mbagwu, MD, is the Executive Chairman of Cannabinoid Biosciences, Inc.  Dr. Mbagwu joined the Company and was elected chairman of the Company’s board of directors in November 2018.  Dr. Mbagwu is a medical practitioner in Los Angeles, California.  In the last twenty four years, Dr. Mbagwu has owned and operated two medical clinics in South Los Angeles.  Prior to starting and running his own clinics, Dr. Mbagwu has over ten years of experience in community healthcare management; delivering babies and performing numerous obstetrical and gynecological surgeries while working at Centinela Hospital in Inglewood and other community health centers across Los Angeles County.   Dr. Mbagwu graduated from the University Of California, San Francisco, School Of Medicine in 1979.  Since finishing his residency at King Drew Medical Center, Los Angeles, in 1983, Dr. Mbagwu has actively practiced medicine in Los Angeles County.  Dr. Mbagwu is certified by the Board of Obstetrics and Gynecology since 1988.    During the past five years, Dr. Mbagwu held the following directorships:

  Board of Obstetrics and Gynecology at Centinela Hospital in Inglewood – March 2010 to Present.
  K N Solomon Mbagwu MD – July 1994 to Present.
  American Renaissance Capital, Inc. – June 2014 to present

Ms. Patience C. Ogbozor, President and CEO: Ms. Ogbozor joined Cannabinoid Biosciences in May 2015 as a Finance Manager and became the President and CEO in November 2018.  Ms. Ogbozor is the Chief Executive Officer, Director and controlling shareholder of the Company. Prior to joining the company, Ms. Ogbozor was with New Haven Pharmacy, Abuja, from 2013 to 2015. During the past five years, Ms. Ogbozor held the following directorships:

  Goldstein Franklin, Inc. – May 2015 to Present.

Mr. Azuka L. Uzoh, Esq. Vice Chairman and General Counsel:  Mr. Uzoh was the founding President (may 2014 to November 2018) and CEO of the company and has been a director of the company since May 2014.  Mr. Uzoh became the Vice Chairman and General Counsel of the Company in November 2018.    Mr. Uzoh has been the principal at the Law Offices of Azuka L. Uzoh A Professional Corporation (APC), since 2017.  Prior to that, Mr. Uzoh has been the owner of the Law Offices of Azuka L. Uzoh since 2007.  During the past five years, Mr. Uzor held the following directorships:

  Law Offices of Azuka L. Uzoh A Professional Corporation (APC) – 2017 to Present.

Frank Igwealor, CPA, CMA, JD, MBA, MSRM is a Vice President and Chief Financial Officer of the Company.  Mr. Igwealor has been with the company since its founding in May 2014 and has served in various capacities until November 2018 when he became the CFO. Mr. Igwealor is a financial manager with broad technical and management experience in accounting, finance, and business advisory.  Mr. Igwealor is a Certified Financial Manager, Certified Management Accountant, and Certified Public Accountant.

Frank has an extensive freelance consulting experience for the cannabis industry.  As a CPA, CMA, CFM consultant, Frank have provided top-level financial reporting, Accounting, SEC Reporting, Business Valuation, Mergers & Acquisitions, GAAP/ IFRS Conversion, Pre IPO/RTO Prep, 280E Tax, and Biological Assets Valuation to more than 26 cannabis businesses across 21 states.  Frank have substantial experience with Section 280E of the Internal Revenue Code, having worked for/with investors in the cannabis industry and helped them analyze the COGS and Operating expenses of dispensaries.  Frank has been part of a team that shepherded both big and small cannabis investments through the required audit and conducted all the filings to take them public through IPO, DPO or RTO transactions. I have worked with single dispensaries with cultivation as well as ROLL-UP of multiple dispensaries that wanted to achieve revenue scale at debut on the exchanges.  Frank has been an important part of the team that successfully delivered on the following:

•         Helped Cannabis business owners and investors with top-level financial reporting for SEC and Canadian Securities Exchanges (CSE), and investor consumption.

•         Consolidated dispensaries and cultivations and shepherd the consolidated holding company through GAAP and IFRS audit and get them listed on the US and Canadian exchanges.

•         Prepared complete audit packages, which includes workpapers and all necessary documentation. Frank does not do audits or any attest work. This is as a result of Sarbanes-Oxley legislation which prohibits auditors from preparing financial statements or conducting any accounting work for their clients.

•         Help dispensaries and cultivation owners to set up standardized (best practice) accounting and financial reporting systems.

•         Frank continues to have ongoing consulting project for legal-cannabis businesses such as managing the filing of Form 10-K , 10-Q and the associated audit, or just assisting on a technical accounting question such as providing a journal entry for a specific transaction.

SAMPLE PROJECTS:

1. Medmen, Culver City, CA:  Frank was part of the team that assisted Medmen in ongoing top-level financial reporting including : (a) preparing and booking  biological assets for all Medmen‘s cultivation subsidiaries; (2) preparing  and filing Medmen’s  Notes to Audited Financial Statements and MD&A, which were filed with the CSE; and (3) Basis of Consolidation Memos for Medmen’s auditors to allow the consolidation of newly acquired dispensaries.

2. Cresco Labs, Chicago IL:   Frank was part of the team that prepared Cresco’s IFRS financials and auditor packages for the successful audit . Prepared Basis of Consolidation Memos for auditors, Biological Assets Valuation,   GAAP/IFRS consolidation that was used to raise $100 million.  See.  https://www.chicagobusiness.com/health-care/heres-how-medical-marijuana-gets-your-dispensary

Frank also worked on Cresco Labs IPO preparations for filings with Canadian exchange.  Cresco Labs started trading on the CSE on December 3, 2018.  See. https://mjbizdaily.com/multi-state-marijuana-firm-cresco-labs-launches-cse-trading-debut/

3. Integral Associates, Las Vegas, NV:  Frank was part of the team that prepared Integral Associates’ IFRS financials and auditor packages for the successful audit. Prepared Basis of Consolidation Memos for auditors, Biological Assets Valuation, and GAAP/IFRS consolidation that is being used to sell this owner of cultivation and dispensary subsidiaries.

4.  Verano Holdings LLC, (owner of Ataraxia, whose cultivation is located in Albion, IL):  Frank was part of the team that is providing top-level financial reporting, preparing technical memorandum and Biological Assets valuations, to affect a Roll-Up of 37 different entities with Cultivation and Dispensary licenses across 7 states with about $130 million in revenue after consolidation.  That helped Verano to raise $120 million, and readied Verano to go public on the CSE in the next few months.  See https://globenewswire.com/news-release/2018/10/23/1625266/0/en/Verano-Holdings-Launched-to-Consolidate-National-Cannabis-Assets-with-120-Million-Financing-and-Acquisition-of-Florida-Licenses.html

Frank has been an accountant at Goldstein Franklin, a Los Angeles based local CPA firm since November 2011.  Before Goldstein Franklin, Mr. Igwealor was the Sr. Vice President and CFO of Los Angeles Neighborhood Housing between May 2007 and October 2011.  During the sixteen years prior to his joining Los Angeles Neighborhood Housing as the chief financial officer, Mr. Igwealor worked in various financial management, accounting, strategic planning, risk management, restructuring, recapitalization and turnaround capacities for various big and small businesses where he helped save or preserve about 252 American jobs that would have otherwise been lost through liquidations.  Mr. Igwealor’s business and professional experience include:

(a)    7/2007 to 10/2011 - SVP & CFO at Los Angeles Neighborhood Housing, Inc., one of Los Angeles largest affordable housing nonprofit agency.

(b)   11/2004 to present – President and CEO of Igwealth Franklin, Inc., a Los Angeles private equity firm

(c)    03/2008 to present – Director at Poverty Solutions, Inc., a Los Angeles based nonprofit that designs and deploys programs that help low income families divest poverty through education, employment, and entrepreneurship.

(d)   11/2006 to 04/2007 – Assistant Controller at SDI Media Group, a Culver City, CA based translation and dubbing company.

(e)    03/2006 to 09/2006 – SEC Financial reporting analyst at OSI Systems, Inc., a Hawthorne CA based manufacturer.

(f)    11/2003 to 11/2004 – Financial Advisor at Morgan Stanley

(g)   05/1990 to 02/1998 – Finance Manager at Beloved Trading Co., an Onitsha based trading firm doing wholesale and retail.

Over the past 24 years in accounting and finance, Mr. Igwealor has always operated on the premise that a country’s most valuable asset is her human capital – and that job creation is the essential element to a true and sustainable economic and prosperity.  During the past five years, Mr. Igwealor held the following directorships:

  American Biopharmaceuticals Holdings Inc.  – November 2004 to Present.
  Poverty Solutions, Inc.  – March 2008 to Present.
  Los Angeles Community Capital – April 2012 to Present.
  American Community Capital, LP.  – August 2013 to Present.
  Goldstein Franklin, Inc. – April 2012 to Present.
  American Renaissance Capital, Inc. – June 2012 to Present

Mr. Igwealor’s professional education includes (1) BA in Accounting from Union Institute & University; (2) BA in Economics from Union Institute & University; (3) MBA finance from California State University, Dominguez Hills; (4) Masters in Risk Management at New York University; and (5) Juris Doctor from Southwestern School of Law.

The company believes that someone with finance and accounting expertise as Mr. Igwealor would be invaluable to the company’s need of identifying the right acquisition and partnership candidates as well as performing due diligence on those targets.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Term of Office

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one (1) year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.  All officers are appointed annually by the board of directors and, subject to existing employment agreements (of which there are currently none), serve at the discretion of the board. Currently, directors receive no compensation for their role as directors but may receive compensation for their role as officers.

Currently, our board of directors comprises Ms. Ogbozor, Dr. Mbagwu and Messrs. Uzoh and Igwealor.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;
•

the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•

the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

•

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•

the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, we have no independent directors. However, our Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Possible Potential Conflicts

Our board could decide to list our stock on the OTCBB.  If and when they make such decision, our board’s independence would not be an issue because the OTCBB on which our board could plan to have our shares of common stock quoted does not currently have any director independence requirements.

No member of management will be required by us to work on a full time basis. Accordingly, certain conflicts of interest may arise between us and our officer(s) and director(s) in that he may have other business interests in the future to which he devotes his attention, and he may be expected to continue to do so although management time must also be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with each officer's understanding of his fiduciary duties to the Company.

Currently we have only six officers.  Three of our current officers are also our company directors.  We will seek to add additional officer(s) and/or director(s) as and when the proper personnel are located and terms of employment are mutually negotiated and agreed, and we have sufficient capital resources and cash flow to make such offers.

In an effort to resolve such potential conflicts of interest, our officers and directors have agreed that any opportunities that they are aware of independently or directly through their association with us (as opposed to disclosure to them of such business opportunities by management or consultants associated with other entities) would be presented by them solely to us.

We cannot provide assurances that our efforts to eliminate the potential impact of conflicts of interest will be effective.

Family Relationships

Frank Igwealor, our CFO has spousal relationship with Patience C Ogbozor, our President and CEO.  Other than the spousal relationship between Frank and Patience, there are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

None of our current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth above and in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Code of Business Conduct and Ethics

On August 1, 2014, we adopted a Code of Ethics and Business Conduct which is applicable to our future employees and which also includes a Code of Ethics for our chief executive and principal financial officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

•	honest and ethical conduct,
•	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
•	compliance with applicable laws, rules and regulations,
•	the prompt reporting violation of the code, and
•	accountability for adherence to the code.

A copy of our Code of Business Ethics has been filed with the Securities and Exchange Commission as Exhibit 1.3 to our Registration Statement of which this prospectus is a part.

Committees of the Board of Directors

Concurrent with having sufficient members and resources, our board of directors will establish an audit committee and a compensation committee. We believe that we will need a minimum of seven directors to have effective committee systems. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage any stock option plan we may establish and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

We will reimburse all directors for any expenses incurred in attending directors' meetings provided that we have the resources to pay these fees. We will consider applying for officers and directors liability insurance at such time when we have the resources to do so.

ITEM 11.   EXECUTIVE COMPENSATION

The following table represents information regarding the total compensation our executive officers and director of the Company from May 6, 2014 (inception) to December 31, 2018:

	5/6/14 - 12/31/18	5/6/14 -12/31/18	5/6/14 -12/31/18
	Cash	Other	Total
	Compensation	Compensation	Compensation
Name and Principal Position	($)	($)	($)(1)

Dr. Solomon Mbagwu, MD, Executive Chairman	—	—	—

Azuka L Uzoh, Esq., General Counsel, Vice Chairman	—	—	—

Patience C Ogbozor, President and Chief Executive Officer	—	—	—

Frank I Igwealor, CPA, CMA, JD, MBA, MSRM, Vice President and Chief Financial Officer	—	—	—

(1)

Any values reported in the “Other Compensation”, if applicable, column represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification ("ASC") 718 Share Based Payments, of grants of stock options to each of our named executive officers and directors.

Employment Offer Letters & Employment Agreements

The Company has no employment agreement with any of its officers.  However, the company is contemplating entering employment agreement with all of its officers in April 2019 as follows:

Patience C Ogbozor, President and Chief Executive Officer:  Under the contemplated employment agreement to be entered between the company and Ms. Ogbozor, she would be entitled to receive (i) $10,000 monthly for her service from the month of April to June 2019, (ii) $15,000 monthly for her services after June 2019.  Additionally, Ms. Ogbozor would receive stock options entitling her to purchase 100,000 shares of Company Common Stock, as well as a “put option” to sell up to 25,000 shares of her Common Stock in the Company (received through the exercise of her stock options) at a purchase price of $10.00 per Common Stock share upon the Company successfully raising $5,000,000 in proceeds from this Offering.

Azuka L Uzoh, Esq., General Counsel, Vice Chairman: Under the contemplated employment agreement to be entered between the company and Mr. Uzoh, he would receive stock options entitling him to purchase 100,000 shares of Company Common Stock, as well as a “put option” to sell up to 25,000 shares of his Common Stock in the Company (received through the exercise of his stock options) at a purchase price of $10.00 per Common Stock share upon the Company successfully raising $5,000,000 in proceeds from this Offering.

Dr. Solomon Mbagwu, MD, Executive Chairman:  Under the contemplated employment agreement to be entered between the company and Dr. Mbagwu, he would receive stock options entitling him to purchase 100,000 shares of Company Common Stock, as well as a “put option” to sell up to 25,000 shares of his Common Stock in the Company (received through the exercise of his stock options) at a purchase price of $10.00 per Common Stock share upon the Company successfully raising $5,000,000 in proceeds from this Offering.

Frank I Igwealor, CPA, CMA, JD, MBA, MSRM, Vice President and Chief Financial Officer:  Under the contemplated employment agreement to be entered between the company and Mr. Igwealor, he would be entitled to receive (i) $8,000 monthly for his service from the month of April to June 2019, (ii) $13,000 monthly for his services after June 2019.  Additionally, Mr. Igwealor would receive stock options entitling him to purchase 100,000 shares of Company Common Stock, as well as a “put option” to sell up to 25,000 shares of his Common Stock in the Company (received through the exercise of his stock options) at a purchase price of $10.00 per Common Stock share upon the Company successfully raising $5,000,000 in proceeds from this Offering.

The Company and Messrs. Uzoh, Mbagwu, Igwealor and Ms. Ogbozor are in the process of negotiating the terms of formal employment agreements with the Company for the period beginning in January 2019 and expiring no earlier than December 31, 2019. The final terms of any such employment agreements, including any stock options or stock award proposed to be offered to Messrs. Uzoh, Mbagwu, Igwealor and Ms. Ogbozor are subject to the approval of the disinterested members of the Board of Directors. There can be no assurance that such employment agreements will be entered into with any of Uzoh, Mbagwu, Igwealor and Ms. Ogbozor, or that any such persons will continue to serve as executive officers of the Company or as members of the Board of Directors of the Company. In the event that any of such executive officers no longer provide full-time services to the Company, our business and future prospects could be materially and adversely affected. See, “Risk Factors.”

Transfer Agent

We intend to enlist the services of FundAmerica as both our transfer agent and escrow agent.

ITEM 12.   SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Stock as of the date of this Offering Circular held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of any class of our shares; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group. As of December 31, 2018, there were 16,700,000 shares of our Common Stock issued and outstanding, and as at the date of this Offering Circular a total of 19,700,000 shares of our Common Stock will be outstanding after giving effect to the sales of 3,000,000 shares of our Common Stock on January 10, 2019.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within sixty (60) days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock as of the date of this Offering Circular.

	Number of
	shares of
	Common Stock
	Beneficially			Beneficially Owned(4)
	Owned as of	Percentage
	30-Nov-18	Before Offering		After Maximum Offering

Directors and Officers:(1)
Patience C Ogbozor(2)	11,000,000	55.84%	%	44.53%	%
Dr. Solomon Mbagwu, MD(3)	5,200,000	26.4%	%	21.05%	%
Azuka L Uzoh, Esq.(1)	700,000	3.6%	%	2.83%	%
Kareem Davis(1)	600,000	3.0%	%	2.43%	%
All directors and named executive officers as a group (4 persons)	17,500,000	88.8%	%	70.85%	%

Greater than 5% Beneficial Owners:
Goldstein Franklin, Inc.(2)	10,000,000	50.8%		40.49%	%
Dr. Solomon Mbagwu, MD(3)	5,200,000	26.4%	%	21.05%	%
Poverty Solutions, Inc.(5)	1,000,000	5.1%	%	4.61%	%

(1) Unless otherwise indicated, the principal address of the named directors and officers of the Company is c/o Cannabinoid Biosciences, Inc., 3699 Wilshire Boulevard, Suite 610, Los Angeles, CA 90010

(2) Common Stock beneficially owned by Ms. Patience C Ogbozor are held of record by Goldstein Franklin, Inc., which is an entity that is wholly-owned and controlled by Ms. Patience C Ogbozor, the Company’s President and Chief Executive Officer and Director. Its address is 3699 Wilshire Blvd, Suite 610, Los Angeles, CA 90010.

(3) Address is 3699 Wilshire Boulevard, Suite 610, Los Angeles, CA 90010

(4) Assumes that upon the sale of the Maximum Offering the Company will have 5,000,000 shares of Common Stock issued and outstanding.

(5) Mr. Igwealor is a member of Poverty Solutions’ governing board and represents its interest on Cannabiniod Biosciences’ board

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

Goldstein Franklin, Inc.

From May 6, 2014 (inception) to December 31, 2017, the Company for $50 per month, was renting a tiny space it uses to keep its records from Goldstein Franklin Inc., its registered services of process agent, as well as controlling shareholder.  Goldstein Franklin is also responsible for paying the telephone bills and other operating expenses on behalf of the Company.  To this end, as at December 31, 2018, the Company owes to Goldstein Franklin, a total of $7,184.67.

Poverty Solutions, Inc.

In January 2018, the Company entered into lease agreement with Poverty Solutions Inc., to lease office space at $550 per month.  Poverty Solutions, Inc. owns one million shares of our common stock.  To this end, as at December 31, 2018, the Company owes to Poverty Solutions, Inc., a total of $1,853.70

To the best of our knowledge, since the period from inception (May 6, 2014) to December 31, 2018, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which any director or executive officer, or any security holder who is known by us to own of record or beneficially own more than five percent (5%) of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

ITEM 14. DESCRIPTION OF SECURITIES

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, bylaws and certificate of designation. For more detailed information, please see our certificate of incorporation, bylaws and certificate of designation which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company is authorized to issue one classes of stock. The total number of shares of stock which the Company is authorized to issue is One Billion (1,000,000,000) shares of Common Stock, $0.0001 par value.

Indebtedness.

As of the date of this Offering Circular, with the exception of approximately $11,438 in payables and debt obligations owed by the Company, we have no indebtedness or liabilities believed to be material to our business.

Common Stock

As of the date of this Offering Circular, the Company had 19,700,000 shares of Common Stock issued and outstanding.

Voting

The holders of the Common Stock are entitled to one vote for each share held at all meetings of shareholders (and written actions in lieu of meeting). There shall be no cumulative voting. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board from funds legally available therefor, and upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock.

Changes in Authorized Number

The number of authorized shares of Common Stock may be increased or decreased subject to the Company’s legal commitments at any time and from time to time to issue them, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Preferred Stock

The Company has no Preferred Stock.

POSSIBLE 2019 Equity Incentive Plan

At the close of this offering, the Company intends to adopt an Equity Incentive Plan (the “Plan”) to reward and provide incentives to our officers, directors, employees, consultants and other eligible participants. We intend to set aside options to purchase up to Ten Million (10,000,000) shares of Common Stock for issuance under the Plan, which may be granted in the form of either incentive stock options or non-qualified stock options. Our Board of Directors would administers the Plan, and would have the authority: (i) to select the Plan recipients, the time or times at which awards may be granted, the number of shares to be subject to each option awarded, the vesting schedule of the options and (ii) to amend the stock option Plan to reward and provide incentives to its officers, directors, employees, consultants and other eligible participants. As of the date of this Offering Circular, the Plan is still being prepared and negotiated.  Subsequent to the completion of the Offering, the Company expects to issue options as an inducement for managerial and qualified personnel to remain with and to join the Company.

Once adopted, we intend to register the Plan.  However, there is no guarantee that we could be able to register the shares subject to issuance thereunder, pursuant to the Securities Act. Absent registration, such shares, when issued upon exercise of options, would be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Administration of the Plan would be by our Board of Directors (the “Board”) or a committee appointed by the Board of Directors which would consist of one (1) or more members (the “Committee”). To date, no such Committee has been appointed, and the Board has elected to administer the Plan itself.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than Five Dollars ($5.00) per share or an exercise price of less than Five Dollars ($5.00) per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Stock immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Stock shares in the secondary market.

DIVIDEND POLICY

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our Common Stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will depend on our financial condition, operating results, capital requirements and such other factors as our Board deems relevant.

ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)

You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)

You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v)

You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)

You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii)

You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the “Qualification Date”) and will terminate on the Termination Date (the “Offering Period”).

Procedures for Subscribing

If you decide to subscribe for our Common Stock shares in this Offering, you should:

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the Company’s bank account designated in the Company’s subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase our Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon by the law Office of Azuka L Uzoh, Los Angeles, California.

EXPERTS

The financial statements of the Company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report of Michael J Hadzipanajotis, CPA, an independent certified public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on behalf by the undersigned, thereunto duly authorized, in Los Angeles, State of California, on November 30,  2018.

Cannabinoid Biosciences, Inc.

By:	/s/ Patience C Ogbozor
Name: Patience C Ogbozor
Title: President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Patience C Ogbozor	President, CEO & Director	9-Apr-19
Patience C Ogbozor

/s/ Frank I Igwealor	Chief Financial Officer, Treasurer, Secretary & Director	9-Apr-19
Frank I Igwealor

Part III – EXHIBITS

Exhibit No.	Description

EX1A-2A	Certificate of Incorporation of Cannabinoid Biosciences, Inc. *

EX1A-2C	Bylaws of Cannabinoid Biosciences, Inc.*

EX1A-4A	Form of Subscription Agreement*

EX1A-11	CONSENT of CPA*

EX1A-12	OPN CNSL*

  *filed previously

CANNABINOID BIOSCIENCES, INC

Financial Statements

Period From May 6, 2014 (inception) to December 31, 2018

TOGETHER WITH INDEPENDENT

ACCOUNTANT AUDIT REPORT

MICHAEL J HADZIPANAJOTIS, CPA

CPA & Consulting Services

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Cannabinoid Biosciences, Inc.

We have audited the accompanying financial statements of Cannabinoid Biosciences, Inc. (A Development Stage Company) which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, changes in stockholders' deficit, and cash flows for the two year period ended December 31, 2018 and for the period from May 6, 2014 (Inception) to December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannabinoid Biosciences, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the two year period ended December 31, 2018 and for the period May 6, 2014 (Inception) to December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception, and has sustained a net loss of $36,945 for the period from May 6, 2014 (inception) to December 31, 2018. These factors as discussed in Note 5 of the financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

_/s/ MICHAEL J HADZIPANAJOTIS, CPA __

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA

March 25, 2019

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

BALANCE SHEET

	December 31, 2018	December 31, 2017
ASSETS

Cash and cash equivalents	$ 1,393	$ 200

Total assets	$ 1,393	$ 200

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current liabilities	$ 2,400	$ 1,600

Long-term liabilities	$ 9,038	$ 3,791

Total liabilities	11,438	5,391

Stockholders' deficit:

Common stock ($0.0001 par value)	1,670	1,200
1,000,000,000 shares authorized, no par
16,700,000 issued and outstanding on 12/31/2018, and
12,000,000 issued and outstanding on 12/31/2017 respectively.

Additional Paid-in Capital	25,230	400
Accumulated Deficits	(36,945)	(6,791)

Total stockholders' equity	(10,045)	(993)

Total liabilities and stockholders' equity	$ 1,393	$ 200

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF OPERATIONS

		For the year ended Dec. 31, 2018	For the year ended Dec. 31, 2017	From May 6, 2014 (inception) to Dec. 31, 2018
REVENUE
	Total revenue	$ -	$ -	$ -

EXPENSES:

	Rent expense	7,560	600	9,760
	Telephone expense	3,941	2,798	6,740
	Other operating expenses	18,653	800	19,646

	Total operating expenses	30,154	4,198	36,146

NET LOSS FROM OPERATIONS		(30,154)	(4,198)	(36,146)

NET LOSS		$ (36,154)	$ (4,198)	$ (36,146)

Basic and diluted loss per common share		$ (0.00181)	$ (0.00035)	$(0.00216)

Weighted average number of common shares outstanding
Basic and diluted		16,700,000	12,000,000	16,700,000

	The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

For the period from May 6, 2014 (inception) to December 31, 2018

				Deficit
				Accumulated
			Additional	during
	Common Stock		Paid-in	Development	Stockholder’s
	Shares	Amount	Capital	Stage	Deficit

Balance at May 6, 2014 (Inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock at $0.0001 per share	12,000,000	1,200			1,200
Additional Paid-in Capital			400		400
Net Loss				(2,593)	(2,593)

Balance at December 31, 2016	12,000,000	$ 1,200	$ 400	$ (2,593)	$ (993)

Issuance of common stock at $0.0001 per share	-	-			-
Additional Paid-in Capital			0		0
Net Loss				(4,198)	(4,198)

Balance at December 31, 2017	12,000,000	$ 1,200	$ 400	$ (6,791)	$ (5,191)

Issuance of common stock at $0.0001 per share	4,700,000	470	24,830		25,300
Additional Paid-in Capital			0		0
Net Loss				(30,154)	(30,154)

Balance at December 31, 2018	16,700,000	$ 1,670	$ 25,230	$ (36,945)	$ (10,045)

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

	For the Year Ended 2018	For the Year Ended 2017	Cumulative from May 6, 2014 (inception) through Dec. 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	(30,154)	(4,198)	(36,945)
Adjustments to reconcile net loss to net cash
provided/(used) by operating activities:
Increase (decrease) in:
Accounts Payable and other accrued liabilities	800	800	2,400

Total adjustments	800	800	2,400

Net cash used by operating activities	(29,354)	(3,398)	(34,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	5,247	3,398	9,038
Proceeds from shares issued	25,300	-	26,900

Net cash provided by financing activities	30,547	3,398	35,938

Increase in cash	1,193	-	1,393

Cash - beginning of period	200	200	-

Cash - end of period	$ 1,393	$ 200	$ 1,393

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Cannabinoid Biosciences, Inc. was formed on May 6, 2014 under the name “CANNABINOID BIOSCIENCES, INC” a “C” corporation formed under the laws of the State of California.

Cannabinoid Biosciences, Inc. (hereinafter the “Company”) is a biopharmaceutical company, which intends to engage in the discovery, development and commercialization of cures and novel therapeutics from proprietary cannabinoid, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids product platform suitable for specific treatments in a broad range of disease areas. The Company intends to operate through Research and Development, and Pipeline Acquisition. The Company intends to commercialize its products through collaborations with pharmaceutical companies for the specific treatments of diseases and medical conditions.  The Company has limited operations and is developing a business plan to focus on providing financial products and services to the legal cannabis businesses in California at first then expand to other parts of the United States once the legal environment is conducive for doing so. The company’s business plan focuses on building an array of accounting solutions for model dispensaries, production facilities, and product, as well as services providing back-office functions to legal-cannabis business.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.  As a “Development Stage Entity,” the Company is still devoting substantially all of its efforts on establishing its business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company’s development stage activities.  The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Accordingly, actual results could differ from those estimates.

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

Revenue and Cost Recognition

The Company intends to earn revenues through the sale of its app for smartphones. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. No revenues have been earned or recognized as of December 31, 2018. Expenses are recognized as incurred.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	December 31, 2018	December 31, 2017

Cash	$ 1,393	$ 200

Total	$ 1,393	$ 200

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2018 are as follows:

Quoted Prices in Active
		markets	Observable	Unobservable
	for Identical Assets		Inputs	Inputs
	FMV	(Level 1)	(Level 2)	(Level 3)
Cash-2018:
Cash	$1,393	NONE	NONE	NONE

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception, and has sustained a net loss of $36,945 for the period from May 6, 2014 (inception) to December 31, 2018. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

NOTE 6.         RELATED PARTY TRANSACTIONS

During the period from May 6, 2014 (inception) to December 31, 2018, the Company paid rent $2,200 to a company that is owned by the Company’s majority stockholder.

NOTE 7.         DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of December 31, 2018 and 2017 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model. Because of the impacts of the valuation allowance, there was no income tax expense or benefit for the period from May 6, 2014 (inception) to December 31, 2018.

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

NOTE 7.         DEFERRED INCOME TAXES (CONT.)

A reconciliation of the differences between the effective and statutory income tax rates for the period ended December 31, 2018 and 2017:

	Percent	December 31, 2018	December 31, 2017

Federal statutory rates	34.00%	$(12,561.46)	$(2,308.94)
State income taxes	5.00%	(1,847.27)	(339.55)
Permanent differences	-0.50%	184.73	19.95
Valuation allowance against net deferred tax assets	-38.50%	14,224.00	2,614.54
Effective rate	0%	$-	$-

At December 31, 2018 and 2017, the significant components of the deferred tax assets are summarized below:

December 31, 2018		December 31, 2017
Deferred income tax asset
Net operation loss carryforwards	$ 14,224.00	$2,614.54
Total deferred income tax asset	14,224.00	2,614.54
Less: valuation allowance	(14,224.00)	(2,614.54)
Total deferred income tax asset	$-	$-

The valuation allowance increased by $11,609.32 by December 31, 2018 compared to December 31, 2017, as a result of the Company generating additional net operating losses of $30,154.

The Company has recorded as of December 31, 2018 and December 31, 2017, a valuation allowance of  $14,224.00 and  $2,614.54 respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.  The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2018 and 2017. The Company has net operating loss carry-forwards of approximately $14,224.00. Such amounts are subject to IRS code section 382 limitations and expire in 2033.

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has no real property and do not presently owned any interests in real estate. In January 2018, the Company entered into lease agreement with Poverty Solutions Inc., to lease office space at $550 per month. Prior to the lease, the Company for $50 per month, was renting a tiny space it uses to keep its records from Goldstein Franklin Inc., its registered services of process agent, as well as controlling shareholder. The Company’s executive, administrative and operating offices are located at 3699 Wilshire Blvd., Suite 610, Los Angeles, CA 90010.

From time to time, the Company may be involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company’s financial condition or results of operations.

NOTE 9.         RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to December 31, 2018

NOTE 9.         RECENT ACCOUNTING PRONOUNCEMENTS (CONT.)

disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10.       SUBSEQUENT EVENTS

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from January 1, 2018 to November 23, 2018. The Company did not have any material recognizable subsequent events that required disclosure in these financial statements except for the following:

On January 10, 2019, the company sold 3,000,000 shares of its common stock to its board chairman for $30,000 cash.  This share sale is subject to Rule 144 restrictions.

Cannabinoid Biosciences, Inc.

June 30, 2019

INDEX - Financial Statements (Unaudited)

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

BALANCE SHEET

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS

Cash and cash equivalents	$ 18,442	$ 1,393

Total Current Assets	$ 18,442	$ 1,393

Fixed Assets	$ 4,200	$ -

Total assets	$ 22,642	$ 1,393

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:

Current liabilities	$ 2,400	$ 2,400

Long-term liabilities	$ 4,934	$ 9,038

Total liabilities	7,334	11,438

Stockholders' deficit:

Common stock ($0.0001 par value)	1,971	1,670
1,000,000,000 shares authorized, no par
19,706,253 issued and outstanding on 06/30/2019, and
16,700,000 issued and outstanding on 12/31/2018 respectively.

Additional Paid-in Capital	117,459	25,230
Accumulated Deficits	(104,122)	(36,945)

Total stockholders' equity	15,308	(10,045)

Total liabilities and stockholders' equity	$ 22,642	$ 1,393

The accompanying notes are an integral part of these financial statements

	CANNABINOID BIOSCIENCES, INC.
	(A Development Stage Company)
	Statement of Operations
		(Unaudited)

		Six Months Ended June 30,		From May 6, 2014 (inception) to June 30, 2019
		2019	2018
REVENUE
	Total revenue	$ -	$ -	$ -

EXPENSES:

	Rent expense	15,168	3,300	24,928
	Telephone expense	1,459	2,059	8,198
	Other operating expenses	50,550	-	70,996

	Total operating expenses	67,177	5,359	104,122

NET LOSS FROM OPERATIONS		(67,177)	(5,359)	(104,122)

NET LOSS		$ (67,177)	$ (5,359)	$(104,122)

Basic and diluted loss per common share		$ (0.00341)	$ (0.00045)	$(0.00528)

Weighted average number of common shares outstanding
Basic and diluted		19,706,253	12,000,000	19,706,253

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.
(A Development Stage Company)
Statement of Cash Flows
(Unaudited)
	Six Months Ended June 30,		Cumulative from May 6, 2014 (inception) through June 30, 2019
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	(67,177)	(5,359)	(104,122)
Adjustments to reconcile net loss to net cash
provided/(used) by operating activities:
Increase (decrease) in:
Accounts Payable and other accrued liabilities			2,400

Total adjustments	-	-	2,400

Net cash used by operating activities	(67,177)	(5,359)	(101,722)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from loans payable	(4,200)		(4,200)
Net cash provided by financing activities	(4,200)	-	(4,200)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	(4,104)	5,359	4,934
Proceeds from shares issued	92,530	-	119,430

Net cash provided by financing activities	88,426	5,359	124,364

Increase in cash	17,049	-	18,442

Cash - beginning of period	1,393	200	-

Cash - end of period	18,442	200	18,442

	Six Months Ended June 30,
	2019	2018
Supplemental disclosure of cash flow information:
Cash paid for interest	163	-
Non-cash investing and financing activities:
Cash paid for Furniture and Equipment	4,200	-

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

For the period from May 6, 2014 (inception) to June 30, 2019

				Deficit
				Accumulated
			Additional	during
	Common Stock		Paid-in	Development	Stockholder’s
	Shares	Amount	Capital	Stage	Deficit

Balance at May 6, 2014 (Inception)	-	$ -	$ -	$ -	$ -

Issuance of common stock at $0.0001 per share	12,000,000	1,200			1,200
Additional Paid-in Capital			400		400
Net Loss				(2,593)	(2,593)

Balance at December 31, 2016	12,000,000	$ 1,200	$ 400	$ (2,593)	$ (993)

Issuance of common stock at $0.0001 per share	-	-			-
Additional Paid-in Capital			0		0
Net Loss				(4,198)	(4,198)

Balance at December 31, 2017	12,000,000	$ 1,200	$ 400	$ (6,791)	$ (5,191)

Issuance of common stock at $0.0001 per share	4,700,000	470			25,300
Additional Paid-in Capital			24,830		0
Net Loss				(30,154)	(30,154)

Balance at December 31, 2018	16,700,000	$ 1,670	$ 25,230	$ (36,945)	$ (10,045)

Issuance of common stock at $0.0001 per share	3,006,253	300.63			300,63
Additional Paid-in Capital			92,529		0
Net Loss				(67,177)	(67,177)

Balance at June 30, 2019	19,706,253	$ 1,971	$ 117,759	$ (104,122)	$ 15,608

The accompanying notes are an integral part of these financial statements

CANNABINOID BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS

For the period from May 6, 2014 (inception) to June 30, 2019

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Cannabinoid Biosciences, Inc. was formed on May 6, 2014 under the name “CANNABINOID BIOSCIENCES, INC” a “C” corporation formed under the laws of the State of California.

Cannabinoid Biosciences, Inc. (hereinafter the “Company”) has limited operations and is developing a business plan to focus on providing financial products and services to the legal cannabis businesses in California at first then expand to other parts of the United States once the legal environment is conducive for doing so.  The company’s business plan focuses on building an array of turnkey solutions for model dispensaries, production facilities, and product, as well as services providing back-office functions to legal-cannabis business.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles (“GAAP”) promulgated in the United States of America.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue and Cost Recognition

The Company intends to earn revenues through the sale of its app for smartphones. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  No revenues have been earned or recognized as of June 30, 2019. Expenses are recognized as incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities outstanding during the period from May 6, 2014 (inception) to June 30, 2019.

Note 3 – Stockholders’ Equity

The Company authorized 1,000,000,000 shares of capital stock with $0.0001 par value per share.

Common Stock

During the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019, the Company issued 3,006,253 for $92,530 value and 19,706,253 for $119,430 value respectively.

Note 4 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated any revenues or profits since inception, and has sustained a net loss of $67,177 and $104,122 for the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019 respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 5 – Related Party Transactions

During the period from January 1, 2019 to June 30, 2019 and May 6, 2014 (inception) to June 30, 2019, the Company paid rent $15,168 and $24,928 respectively to a company that is owned by the Company’s majority stockholder.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of June 30, 2019 and December 31, 2018 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model. Because of the impacts of the valuation allowance, there was no income tax expense or benefit for the period from May 6, 2014 (inception) to June 30, 2019.

A reconciliation of the differences between the effective and statutory income tax rates for the period ended June 30, 2019 and December 31, 2018:

	Percent	June 30, 2019	December 31, 2018

Federal statutory rates	34.00%	$(35,401.60)	$(12,561.46)
State income taxes	5.00%	(5,206.12)	(1,847.27)
Permanent differences	-0.50%	520.61	184.73
Valuation allowance against net deferred tax assets	-38.50%	40,087.09	14,224.00
Effective rate	0%	$-	$-

At June 30, 2019 and December 31, 2018,  the significant components of the deferred tax assets are summarized below:

	June 30, 2019	December 31, 2018
Deferred income tax asset
Net operation loss carryforwards	40,087.09	14,224.00
Total deferred income tax asset	40,087.09	14.224.00
Less: valuation allowance	(40,087.09)	(14,224.00)
Total deferred income tax asset	$-	$-

The valuation allowance increased by $25,863.09 by June 30, 2019 compared to December 31, 2018, as a result of the Company generating additional net operating losses of $67,176.84.

The Company has recorded as of June 30, 2019 and December 31, 2018, a valuation allowance of  $40,087.09 and  $14,224.00 respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.

The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of December 31, 2017 and 2018.

The Company has net operating loss carry-forwards of approximately $40,087.09. Such amounts are subject to IRS code section 382 limitations and expire in 2032.

Note 7 – Commitments and Contingencies

The Company has no real property and do not presently owned any interests in real estate. From inception to December 31, 2017, the Company for $50 per month, was renting a tiny space it uses to keep its records from Goldstein Franklin Inc., its registered services of process agent, as well as controlling shareholder.  In January 2018, the Company entered into lease agreement with Poverty Solutions Inc., to lease office space at $550 per month. From November 2019, the rent was increased to $1,250 due to increase in space needed for the company operations.  The Company’s executive, administrative and operating offices are located at 3699 Wilshire Blvd., Suite 610, Los Angeles, CA 90010.

Management believed that the current facilities are adequate and that any additional suitable space will be available as maybe required.

From time to time, the Company may be involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company’s financial condition or results of operations.

Note 8 – Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 9 – Subsequent Events

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from July 1, 2019 to August 12, 2019.  The Company did not have any material recognizable subsequent events that required disclosure in these financial statements except for the following:

Extension of Offering

On August 12, 2019, the Company’s board of directors elected to extend the outside termination date for the Company’s Regulation A+ offering from August 31, 2019 to July 31 2020. At that time, the Company updated its subscription agreement for the offering to reflect the extended termination date. The updated subscription agreement would be filed as Exhibit to the Company’s Current Report on Form 1-U filed September 11, 2018.